Filed pursuant to Rule 424(b)(3)
Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 1 DATED MAY 1, 2013

TO THE PROSPECTUS DATED JULY 12, 2012

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated July 12, 2012 (the “Prospectus”). This Supplement supersedes and replaces all prior supplements to the Prospectus. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

•	the status of the offering;

•	a revised definition of “business day;”

•	updated information regarding our investment objectives;

•	a clarification regarding liquidity events;

•	updated information regarding our leverage target;

•	updates to our risk factors;

•	updated disclosure relating to the compensation of our directors;

•	updated information regarding our officers and directors;

•	our entry into a new credit facility and the termination of our prior credit facility;

•	updated information regarding our plan of distribution;

•	an update to the summary of compensation to the Advisor and its affiliates;

•	an update to the estimate of net proceeds on the cover of the Prospectus;

•	an update to the estimated use of proceeds table;

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an update to our NAV policies and information regarding our historical NAV, including the daily NAV per share, as determined in accordance with our valuation procedures, for each business day from January 2 through April 30, 2013, for each of our classes of common stock;

•	updated information regarding compensation to our Advisor and its affiliates in 2012;

•	updated information regarding experts; and

•	updated information regarding incorporation by reference.

Status of the Offering

We commenced this offering on July 12, 2012. As of April 15, 2013, we have raised gross proceeds of approximately $1 million from the sale of approximately 154,000 Class I shares in the offering, all of which were sold in the primary offering to officers, directors and affiliates of our Advisor. We expect that our first sale of shares in this offering other than to officers, directors and affiliates of our Advisor will be made pursuant to a transaction that entitles our Dealer Manager to a “primary dealer fee” described below under “Plan of Distribution—Underwriting Compensation—Primary Dealer Fee.”

Revised Definition of “business day”

In the Prospectus, we use the term “business day” to refer to each day that the New York Stock Exchange is open for trading.

Updated Information Regarding Our Investment Objectives

Our primary investment objectives are:

•	providing current income to our stockholders in the form of quarterly cash distributions;

•	preserving and protecting our stockholders’ capital investments;

•	realizing capital appreciation in our share price from active investment management and asset management; and

•	providing portfolio diversification in the form of multi-asset class investing in direct real estate.

Consistent with these objectives, we seek to consistently distribute a dividend and achieve appreciation of our NAV and to enable stockholders to utilize real estate as an asset class in diversified, long-term investment portfolios. There is no assurance that we will attain our investment objectives. Our charter places numerous limitations on us with respect to the manner in which we may invest our funds. In most cases these limitations cannot be changed unless our charter is amended, with the approval of our stockholders.

Clarification Regarding Liquidity Events

The section in the Prospectus entitled “Description of Capital Stock— Liquidity Events” and all similar disclosure in the Prospectus is replaced with the following:

The purchase of Class A, Class W and Class I shares is intended to be a long-term investment and we do not anticipate that a secondary trading market will develop. Therefore, it will be very difficult for you to sell your shares promptly or at all, and any such sales may be made at a loss. On a limited basis, you may be able to have your shares redeemed through our share redemption program. In addition, we do not intend to pursue a “Liquidity Event” with respect to our Class A, Class W and Class I shares within any period of time. A “Liquidity Event” includes, but is not limited to, (a) a listing of our common stock on a national securities exchange (or the receipt by our stockholders of securities that are listed on a national securities exchange in exchange for our common stock); (b) our sale, merger or other transaction in which our stockholders either receive, or have the option to receive, cash, securities redeemable for cash, and/or securities of a publicly traded company; or (c) the sale of all or substantially all of our assets where our stockholders either receive, or have the option to receive, cash or other consideration. Although we will not be precluded from pursuing a Liquidity Event (or series thereof) if our board of directors determines that is in the best interest of our stockholders, we intend to operate as a perpetual-life REIT with respect to Class A, Class W and Class I stockholders.

With respect to our Class E shares, our goal is to raise sufficient proceeds in this offering so as to be able to accommodate those holders of Class E shares who would like us to redeem their shares through our Class E share redemption program or through one or more tender offers. Whether or not we are able to meet this goal, we remain committed to working on liquidity strategies for our existing stockholders within the timeframe originally targeted for the Company. There can be no assurances that we can achieve a certain liquidity event or do so by a definitive date, but such liquidity strategies could, in addition to more traditional options, include launching a self tender offer for Class E shares, seeking a third party interested in making such a tender offer, or entering into a merger agreement in which the holders of our Class E shares are exchanged for cash or other consideration.

Updated Information Regarding Our Leverage Target

Previously, we stated that if we sell all of the shares offered in this offering, we may lower our targeted leverage ratio to be approximately 35-45% of the gross book value of our assets (before accumulated depreciation and amortization). However, at the present time, we no longer intend to lower our leverage target. The paragraph below summarizes our current leverage target and replaces all similar disclosure in the Prospectus:

We intend to use financial leverage to provide additional funds to support our investment activities. As of December 31, 2012, our leverage ratio is approximately 52% of the gross book value of our assets (before accumulated depreciation and amortization), inclusive of property and entity-level debt. Our current leverage target is between 50-60%. Although we will work to maintain the targeted leverage ratio over time, we may change our targeted leverage ratio from time to time. In addition, we may vary from our target leverage ratio from time to time, and there are no assurances that we will maintain the targeted range disclosed above or achieve any other leverage ratio that we may target in the future. Our board of directors may from time to time modify our borrowing policy in light of then-current economic conditions, the relative costs of debt and equity capital, the fair values of our properties, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors.

Updates to our Risk Factors

The following summary risk factor supplements the summary risk factors found in the Prospectus.

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We have experienced past annual net losses, as determined in accordance with GAAP, and may experience additional losses in the future which could adversely impact our NAV and our ability to conduct operations, make investments and pay distributions.

The following risk factors replace and/or supplement the risk factors found in the Prospectus.

Valuations and appraisals of our properties, real estate-related assets and real estate-related liabilities are estimates of value and may not necessarily correspond to realizable value.

The valuation methodologies used to value our properties and certain real estate-related assets involve subjective judgments regarding such factors as comparable sales, rental revenue and operating expense data, the capitalization or discount rate, and projections of future rent and expenses based on appropriate analysis. In addition, we do not undertake to mark to market our debt investments or real estate-related liabilities, but rather these assets and liabilities are generally included in our determination of NAV at an amount determined in accordance with GAAP. As a result, valuations and appraisals of our properties, real estate-related assets and real estate-related liabilities are only estimates of value. Ultimate realization of the value of an asset or liability depends to a great extent on economic and other conditions beyond our control and the control of the Independent Valuation Firm and other parties involved in the valuation of our assets and liabilities. Further, valuations do not necessarily represent the price at which an asset or liability would sell, because market prices of assets and liabilities can only be determined by negotiation between a willing buyer and seller. Valuations used for determining our NAV also are made without consideration of the expenses that would be incurred in connection with disposing of assets and liabilities. Therefore, the valuations of our properties, our investments in real estate-related assets and our liabilities may not correspond to the timely realizable value upon a sale of those assets and liabilities. There will be no retroactive adjustment in the valuation of such assets or liabilities, the price of our shares of common stock, the price we paid to redeem shares of our common stock or NAV-based fees we paid to the Advisor and the Dealer Manager to the extent such valuations prove to not accurately reflect the true estimate of value and are not a precise measure of realizable value. Because the price you will pay for Class A, Class W or Class I shares of our common stock in this offering, and the price at which your shares may be redeemed by us pursuant to our share redemption program, are based on our estimated NAV per share, you may pay more than realizable value or receive less than realizable value for your investment.

The NAV per share that we publish may not necessarily reflect changes in our NAV that are not immediately quantifiable.

From time to time, we may experience events with respect to our investments that may have a material impact on our NAV. For example, and not by way of limitation, changes in governmental rules, regulations and fiscal policies, environmental legislation, acts of God, terrorism, social unrest, civil disturbances and major disturbances in financial markets may cause the value of a property to change materially. The NAV per share of each class of our common stock as published on any given day may not reflect such extraordinary events to the extent that their financial impact is not immediately quantifiable. As a result, the NAV per share that we publish may not necessarily reflect changes in our NAV that are not immediately quantifiable, and the NAV per share of each class published after the announcement of a material event may differ significantly from our actual NAV per share for such class until such time as the financial impact is quantified and our NAV is appropriately adjusted in accordance with our valuation procedures. The resulting potential disparity in our NAV may inure to the benefit of redeeming stockholders or non-redeeming stockholders and new purchasers of our common stock, depending on whether our published NAV per share for such class is overstated or understated.

The realizable value of specific properties may change before the value is adjusted by the Independent Valuation Firm and reflected in the calculation of our NAV.

Our valuation procedures generally provide that the Independent Valuation Firm will adjust a real property’s valuation, as necessary, based on known events that have a material impact on the most recent value (adjustments for non-material events may also be made). We are dependent on our Advisor to be reasonably aware of material events specific to our properties (such as tenant disputes, damage, litigation and environmental issues) that may cause the value of a property to change materially and to promptly notify the Independent Valuation Firm so that the information may be reflected in our real estate portfolio valuation. Events may transpire that, for a period of time, are unknown to us or the Independent Valuation Firm that may affect the value of a property, and until such information becomes known and is processed, the value of such asset may differ from the value used to determine our NAV. In addition, although we may have information that suggests a change in value of a property may have occurred, there may be a delay in the resulting change in value being reflected in our NAV until such information is appropriately reviewed, verified and processed. For example, we may receive an unsolicited offer, from an unrelated third party, to sell one of our assets at a price that is materially different than the price included in our NAV. Or, we may be aware of a new lease, lease expiry, or entering into a contract for capital expenditure. Adjustments generally are made based on events evidenced by proper final documentation. It is possible that an adjustment to the valuation of a property may occur prior to final documentation if the Independent Valuation Firm determines that events warrant adjustments to certain assumptions that materially affect value. However, to the extent that an event has not yet become final based on proper documentation, its impact on the value of the applicable property may not be reflected (or may be only partially reflected) in the calculation of our NAV.

Because we do not mark our debt investments or real estate-related liabilities to market, the realizable value of specific debt investments and liabilities may be higher or lower than the value used in the calculation of our NAV.

We do not undertake to mark to market our debt investments or real estate-related liabilities, but rather these assets and liabilities are generally included in our determination of NAV at an amount determined in accordance with GAAP. As a result, the realizable value of specific debt investments and liabilities used in the calculation of our NAV may be higher or lower than the value that would be derived if such debt investments or liabilities were marked to market. In some cases such difference may be significant.

Due to daily fluctuations in our NAV, the price at which your purchase is executed could be higher than our NAV per share at the time you submit your purchase order, and the price at which your redemption is executed could be lower than our NAV per share at the time you submit your redemption request.

The purchase and redemption price for shares of our common stock will be determined at the end of each business day based on our NAV and will not be based on any established trading price. See “Net Asset Value Calculation and Valuation Procedures.” Each accepted purchase order will be executed at a price equal to our NAV per share for the class of shares being purchased next determined after the purchase order is received in proper form, plus, for Class A shares sold in the primary offering only, any applicable selling commissions. For example, if a purchase order is received in good order on a business day and before the close of business (4:00 p.m. Eastern time) on that day, the purchase order will be executed at a purchase price equal to our NAV per share for the class of shares being purchased determined after the close of business on that day, plus, for Class A shares sold in the primary offering only, any applicable selling commissions. If a purchase order is received in good order on a business day, but after the close of business on that day, the purchase order will be executed at a purchase price equal to our NAV per share for the class of shares being purchased determined after the close of business on the next business day, plus, for Class A shares sold in the primary offering only, any applicable selling commissions. See “Plan of Distribution—Purchase of Shares.” Similarly, redemption requests received in good order will be effected at a redemption price equal to the next-determined NAV per share for the class of shares being redeemed (subject to a 2% short-term trading discount in limited circumstances). See “Description of Capital Stock—Class A, Class W and Class I Share Redemption Program.” As a result of this process, you will not know the purchase or redemption price at the time you submit your purchase order or redemption request. The purchase price per share at which your purchase order is executed could be higher than the NAV per share on the date you submitted your purchase order, and the redemption price per share at which your redemption request is executed could be lower than the NAV per share on the date you submitted your redemption request.

For the years ended December 31, 2012, 2011 and 2010, we experienced annual net losses and in the future we may experience additional losses that could adversely impact our NAV and our ability to conduct operations, make investments and pay distributions.

For the years ended December 31, 2012, 2011 and 2010, we had respective net losses, as determined in accordance with GAAP, of approximately $22.4 million, $64.6 million and $22.4 million. In the event that we continue to incur net losses in the future, we may have less money available to make investments and pay distributions, and our NAV, financial condition, results of operations, cash flow and ability to service our indebtedness may be adversely impacted.

 A conflict of interest may arise between our Class E investors and our Class A, Class W and Class I investors.

We do not intend to pursue a “Liquidity Event” with respect to our Class A, Class W and Class I shares within any period of time. A “Liquidity Event” includes, but is not limited to, (a) a listing of our common stock on a national securities exchange (or the receipt by our stockholders of securities that are listed on a national securities exchange in exchange for our common stock); (b) our sale, merger or other transaction in which our stockholders either receive, or have the option to receive, cash, securities redeemable for cash and/or securities of a publicly traded company; or (c) the sale of all or substantially all of our assets where our stockholders either receive, or have the option to receive, cash or other consideration. Although we will not be precluded from pursuing a Liquidity Event (or series thereof) if our board of directors determines that is in the best interest of our stockholders, we intend to operate as a perpetual-life REIT with respect to Class A, Class W and Class I stockholders. With respect to our Class E shares, our goal is to raise sufficient proceeds in this offering so as to be able to accommodate those holders of Class E shares who would like us to redeem their shares through our Class E share redemption program or through one or more tender offers. However, whether or not we are able to meet this goal, we remain committed to working on liquidity strategies for our existing stockholders within the timeframe originally targeted for the Company. That said, there can be no assurance that we will be successful in achieving liquidity strategies for our Class E stockholders within the targeted timeframe or at all. In any event, our board will seek to act in the best interest of the Company as a whole, taking into consideration all classes of stockholders.

Our different intentions with respect to liquidity strategies for our Class A, Class W and Class I stockholders and our Class E stockholders may, in certain situations, lead to conflicts of interests between the groups of stockholders. In such situations, this may not result in the best course of action for any particular stockholder.

If you purchase shares prior to, or in, a transaction or series of transactions that entitle our Dealer Manager to a “primary dealer  fee,” you will experience dilution in the NAV of your shares as a result of the payment of the fee.

We intend to enter into an amendment to our dealer manager agreement to provide that we will pay our Dealer Manager a “primary dealer fee” of up to $13.5 million. The primary dealer fee will be paid by us and will not be considered a class-specific expense. Accordingly, the expense will be allocated among all holders of Fund Interests ratably according to the NAV of their units or shares. After this arrangement, we may enter into subsequent amendments to our dealer manager agreement to provide for additional primary dealer fee payments. If you purchase shares prior to, or in, a transaction or series of transactions that entitle our Dealer Manager to a “primary dealer fee,” you will experience dilution in the NAV of your shares as a result of the payment of the fee. See “Plan of Distribution—Underwriting Compensation—Primary Dealer Fee.”

Compensation of Directors

The following disclosure replaces the “Management—Compensation of Directors” section of the Prospectus and all similar disclosure in the Prospectus.

We pay each of our independent directors $8,750 per quarter plus $2,000 for each board of directors or committee meeting attended in person and $1,000 for each board or committee meeting attended by telephone. We also pay the chairman of the Audit Committee an annual retainer of $7,500 (prorated for a partial term). All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attending board meetings. If a director is also one of our officers, we will not pay additional compensation for services rendered as a director.

On April 3, 2006, each of our then-serving independent directors, Messrs. Duke, Sullivan and Woodberry, was granted an option to purchase 10,000 shares of our common stock under our equity incentive plan with an exercise price equal to $11.00 per share. Our equity incentive plan provides for the automatic grant to each of our independent directors who is serving as of each of our annual stockholders meetings of an option to purchase 5,000 shares of our common stock having a term that is no longer than 10 years and an exercise price that is no less than the fair market value of our common stock on the date of grant. No options will be awarded under these automatic grant provisions of the equity incentive plan if it would result in our being “closely-held” under the Code, jeopardize our status as a REIT under the Code or otherwise violate the ownership and transfer restrictions under our charter. In connection with our 2007, 2008, 2009, and 2010 Annual Meetings of Stockholders, on August 27, 2007, August 21, 2008, June 29, 2009, and June 29, 2010, respectively, each of our three independent directors was granted an option to purchase 5,000 shares of our common stock under the equity incentive plan with an exercise price equal to $11.00 per share. Our board of directors has suspended the equity incentive plan for an indefinite period of time, effective as of June 17, 2011, and although no new awards will be made under the plan during the period of suspension, the suspension does not affect the option awards previously granted to our independent directors.

Appointment of Richard D. Kincaid as Chairman of the Board and Committee Changes

On September 7, 2012, our board of directors increased the size of the board of directors by one member and appointed Richard D. Kincaid to fill the vacancy. The board also appointed Mr. Kincaid to serve as Chairman of the Board. John A. Blumberg no longer serves as Chairman of the Board but remains a member of our board of directors. Mr. Kincaid is an employee of the Advisor and, therefore, is not independent of us. He and Mr. Blumberg are interested directors, while our other three directors are independent of us.

In connection with his appointment as a director and Chairman of the Board, Mr. Kincaid was also appointed to be a member of the board’s Audit Committee and Investment Committee. John P. Woodberry was also appointed to the board’s Investment Committee. Charles B. Duke remains the Chairman of the Audit Committee and Mr. Blumberg remains the Chairman of the Investment Committee.

Richard D. Kincaid, age 51, has served as our Chairman of the Board since September 2012. Mr. Kincaid was a Trustee and the President of Equity Office Properties Trust from November 2002, and the Chief Executive Officer from April 2003, until Equity Office Properties Trust was acquired by the Blackstone Group in February 2007. From March 1997 until November 2002, Mr. Kincaid was Executive Vice President of Equity Office Properties Trust and was Chief Operating Officer from September 2001 until November 2002. He also was Chief Financial Officer of Equity Office Properties Trust from March 1997 until August 2002, and Senior Vice President from October 1996 until March 1997.

Prior to joining Equity Office Properties Trust in 1995, Mr. Kincaid was Senior Vice President of Finance for Equity Group Investments, Inc., where he oversaw debt financing activities for the public and private owners of real estate controlled by Mr. Samuel Zell. During his tenure at Equity Group Investments and Equity Office Properties Trust, Mr. Kincaid supervised more than $11 billion in financing transactions, including property level loans encumbering office buildings, apartments, and retail properties, as well as unsecured debt, convertible debt securities, and preferred stock. Prior to joining Equity Group Investments in 1990, Mr. Kincaid held positions with Barclays Bank PLC and The First National Bank of Chicago. Richard Kincaid is currently the President and Founder of the BeCause Foundation. The BeCause Foundation is a nonprofit corporation that heightens awareness about a number of complex social problems and promotes change through the power of film. Mr. Kincaid is also an active private investor in early stage companies. Mr. Kincaid is on the board of directors of Rayonier Inc. (NYSE: RYN), an international REIT that specializes in timber and specialty fibers. He also serves on the board of directors of Vail Resorts (NYSE: MTN), a mountain resort operator, and Strategic

Hotels and Resorts (NYSE: BEE), an owner of upscale and luxury hotels in North America and Europe. He also serves on the board of directors of the Street Medicine Institute. Mr. Kincaid received his Master’s Degree in Business Administration from the University of Texas, and his Bachelor’s Degree from Wichita State University.

We believe that Mr. Kincaid’s qualifications to serve on our board of directors include his significant leadership experience as a Trustee, the President and the Chief Executive Officer of Equity Office Properties Trust and his director positions with other public companies. He also has demonstrated strategic insight with respect to large, growing real estate companies, as he developed the financial, technology and integration strategies for Equity Office Properties Trust during its tremendous growth, which included nearly $17 billion in acquisitions. We believe that his leadership and experience will be valuable additions to our board in connection with our new offering and our transition to a perpetual-life REIT.

Appointment of Jeffrey L. Johnson to serve as Chief Executive Officer

On January 16, 2013, Jeffrey L. Johnson became our Chief Executive Officer. Mr. Johnson became an employee of the Company’s advisor, Dividend Capital Total Advisors LLC, on the same date.

Jeffrey L. Johnson, age 53, has served as our Chief Executive Officer since January 2013. Mr. Johnson served as Managing Principal of Lakeshore Holdings, LLC, a private equity real estate firm that he founded, from 2007 through December 2012. Mr. Johnson has also served as the Chief Executive Officer of our Advisor since January 2013. From December 2009 to June 2011, he also served as founder and Managing Principal of Reunion Office Holdings, LLC, a private equity real estate firm, and from January 2009 to November 2009, he served as Chief Investment Officer and Managing Director of Transwestern Investment Company, a private equity real estate firm now known as Pearlmark Real Estate Partners. From 2003 until Equity Office Properties Trust was acquired by the Blackstone Group in February 2007, Mr. Johnson served as Chief Investment Officer, Executive Vice President and Chairman of the Investment Committee of Equity Office Properties Trust. Equity Office Properties Trust was a publicly traded REIT and at that time was the largest publicly traded owner and manager of office properties in the United States. While at Equity Office Properties Trust, Mr. Johnson restructured the investment group and implemented an investment strategy that resulted in over $12.5 billion in transaction volume, providing capital for a $2.6 billion stock repurchase. From 1990 to 1999, Mr. Johnson was a senior executive at Equity Office Properties Trust and its predecessor entities, most recently serving as Chief Investment Officer. Mr. Johnson was instrumental in completing Equity Office Property Trust’s initial public offering in July 1997, setting investment strategies and completing over $9 billion of real estate operating company transactions and property acquisitions. From 1990 to 1996, he was a senior acquisitions officer where he was responsible for acquiring over $1.2 billion of office properties. From 2000 through 2003, Mr. Johnson served as a Managing Director, founding Partner, and Co-Head of U.S. Investments for Lehman Brothers Holdings, Inc.’s real estate private equity group, where he was one of six founding members that raised a $1.6 billion first-time fund, built an international investment group, and executed a process that resulted in $580 million of equity investments, in over $6.9 billion of real estate, during the fund’s first 30 months.

During his career, Mr. Johnson has overseen acquisition and disposition activity in various real estate and real estate-related investments, including core office properties, development projects, joint ventures, international investments, mezzanine loans, and multi-asset class portfolio transactions. He has also been instrumental in numerous significant public and private capital markets and mergers and acquisitions transactions. Mr. Johnson serves as Chairman of the Northwestern University Kellogg Real Estate Advisory Board and as a Trustee and the Treasurer of The Nature Conservancy’s Illinois Chapter. Mr. Johnson is also a member of each of the Urban Land Institute and the Chicago Commonwealth Club. Mr. Johnson received his Master’s Degree in Business Administration from Northwestern University’s Kellogg Graduate School of Management and his Bachelor’s Degree from Denison University.

Resignation of Guy M. Arnold as President

In order to pursue other opportunities, Guy M. Arnold resigned as President effective immediately prior to the time that Mr. Johnson became the Chief Executive Officer.

Entry into a New Credit Facility and the Termination of our Prior Credit Facility

Terms of the Agreement

On December 19, 2012, our Operating Partnership, as Borrower, entered into a credit agreement providing for a $450 million senior unsecured term loan and revolving line of credit (collectively, the “Facility”) with a syndicate of eight lenders led by Bank of America, N.A., as Administrative Agent, and PNC Bank, National Association, and Wells Fargo Bank, National Association, as Co-Syndication Agents. The Facility provides the Borrower with the ability from time to time to increase the size of the Facility up to a total of $800 million less the amount of any prepayments under the term loan component of the Facility, subject to receipt of lender commitments and other conditions.

The $450 million Facility consists of a $270 million term loan (the “Term Loan”) and a $180 million revolving credit facility (the “Revolving Credit Facility”). The Revolving Credit Facility contains a sublimit of $50 million for letters of credit and a sublimit of $50 million for swing line loans. The primary interest rate for the Term Loan is based on LIBOR, plus a margin ranging from 1.50% to 2.45%, depending on our consolidated leverage ratio. The Term Loan matures on January 31, 2018 and does not contain any extension options. The primary interest rate for the Revolving Credit Facility is based on LIBOR, plus a margin ranging from 1.55% to 2.50%, depending on our consolidated leverage ratio. The Revolving Credit Facility matures on January 31, 2016 and contains two one-year extension options that the Borrower may exercise upon payment of an extension fee equal to 0.20% of the sum of the amount outstanding under the Revolving Credit Facility and the unused portion of the Revolving Credit Facility at the time of each extension. Based on our current consolidated leverage ratio, we can elect to borrow at LIBOR, plus 1.95% and LIBOR, plus 2.00% for the Term Loan and Revolving Credit Facility, respectively, or alternatively, we can choose to borrow at a “base rate” equal to (i) the highest of (a) the Federal Funds Rate plus 0.5%, (b) the prime rate announced by Bank of America, N.A., and (c) LIBOR plus 1.0%, plus (ii) a margin ranging from 0.55% to 1.50% for base rate loans under the Revolving Credit Facility or a margin ranging from 0.50% to 1.45% for base rate loans under the Term Loan, depending on our consolidated leverage ratio. The Borrower must pay to the Administrative Agent a quarterly unused Revolving Credit Facility fee that equals the amount of the Revolving Credit Facility unused by the Borrower on a given day multiplied by either (i) 0.25% if 50% or more of the Revolving Credit Facility is being used or, (ii) 0.30% if less than 50% of the Revolving Credit Facility is being used.

Use of Proceeds

Borrowings under the Facility are available for general corporate purposes including, but not limited to, refinancing of existing indebtedness and financing the acquisition of permitted investments, including commercial properties. Upon entering into the Facility on December 19, 2012, we borrowed $270 million on the Term Loan and $30 million on the Revolving Credit Facility. We primarily used the proceeds from the Facility to repay the following borrowings:

Senior Secured Revolving Credit Facility

On December 19, 2012, we terminated our existing $100 million senior secured revolving credit facility (the “Line of Credit”) with PNC Bank, National Association, as Administrative Agent for itself and other lenders that are parties to the Line of Credit, and KeyBank, National Association as Syndication Agent. The original maturity date of the Line of Credit was September 27, 2014, with two one-year extension options.

Upon terminating the Line of Credit, we repaid $45 million of outstanding borrowings. The interest rate on the $45 million outstanding under the Line of Credit that was repaid in full upon entering into the Facility was 3.47%.

NOIP Floating Rate Loan

We repaid $214.6 million of borrowings outstanding under the senior secured floating rate mortgage loan (the “NOIP Floating Rate Loan”), which at the time of repayment bore interest at 4.50%. The NOIP Floating Rate Loan was scheduled to mature in July 2013 and included two additional one-year extension options that were subject to certain provisions.

NOIP Mezzanine Loan

We repaid $26.1 million outstanding under a mezzanine loan (the “Mezzanine Loan”). The interest rate on the Mezzanine Loan was approximately 5.46% and required monthly amortization payments (based upon a 30 year amortization schedule). The Mezzanine Loan was originally scheduled to effectively mature in June 2015.

Guarantees and Covenants

Borrowings under the Facility are guaranteed by the Company and certain of its subsidiaries. In addition, the Facility contains customary affirmative and negative covenants.

Repayment

The Facility permits voluntary prepayment of principal and accrued interest without premium or penalty and contains various customary events of default, which are described therein. As is customary in such financings, if an event of default occurs under the Facility, the lenders may accelerate the repayment of amounts outstanding under the Facility and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

PLAN OF DISTRIBUTION

The following disclosure replaces the “Plan of Distribution” section of the Prospectus and all similar disclosure in the Prospectus.

General

We are offering up to $3,000,000,000 in shares of our common stock in this offering through Dividend Capital Securities LLC, our Dealer Manager, a registered broker-dealer related to the Advisor, including $2,250,000,000 in shares of our common stock initially allocated to be offered in the primary share offering and $750,000,000 in shares of our common stock initially allocated to be offered pursuant to the distribution reinvestment plan. Prior to the conclusion of this offering, if any of the shares of our common stock initially allocated to the distribution reinvestment plan remain after meeting anticipated obligations under the distribution reinvestment plan, we may decide to sell some or all of such shares of common stock to the public in the primary share offering. Similarly, prior to the conclusion of this offering, if the shares of our common stock initially allocated to the distribution reinvestment plan have been purchased and we anticipate additional demand for shares of common stock under our distribution reinvestment plan, we may choose to reallocate some or all of the shares of our common stock allocated to be offered in the primary share offering to the distribution reinvestment plan.

We are offering to the public three classes of shares of our common stock, Class A shares, Class W shares and Class I shares. We are offering a maximum of $2,250,000,000 in any combination of purchases of Class A shares, Class W shares and Class I shares in our primary offering. All investors must meet the suitability standards discussed in the section of this prospectus entitled “Suitability Standards.” The share classes have different selling commissions and ongoing fees and expenses. When deciding which class of shares to buy, you should consider, among other things, whether you are eligible to purchase one or more classes of shares, the amount of your investment, the length of time you intend to hold the shares, the selling commission and fees attributable to each class of shares and whether you qualify for any selling commission discounts described below.

Our Class A shares, Class W shares and Class I shares are available for different categories of investors. Class A shares are available to the general public. Class W shares are available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, (2) through participating broker-dealers that have alternative fee arrangements with their clients, (3) through investment advisers registered under the Investment Advisers Act of 1940 or applicable state law or (4) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers. Class I shares are available for purchase in this offering only (1) through bank-sponsored collective trusts and bank-sponsored common trusts, (2) by retirement plans (including a trustee or custodian under any deferred compensation or pension or profit sharing plan or payroll deduction IRA established for the benefit of the employees of any company), companies, foundations, trusts or endowments, (3) by our executive officers and directors and their immediate family members, as well as officers and employees of the Advisor and the Advisor’s product specialists or other affiliates of the Advisor and their immediate family members, our product specialists and their affiliates and, if approved by our board of directors, joint venture partners, consultants and other service providers, (4) by investors purchasing shares in a transaction that entitles our Dealer Manager to a “primary dealer fee” as described below under “—Underwriting Compensation—Primary Dealer Fee” and (5) by any other categories of purchasers that we name in an amendment or supplement to this prospectus. In particular, we intend to sell Class I shares to a bank-sponsored collective trust named The Trust Advisors Portfolios Program, Series Seven, Reliance Trust Real Estate Portfolio – Dividend Capital Focus. The trust presently intends to raise capital by selling units of interest in the trust, and to invest a substantial amount of the proceeds in our Class I shares. The trust is under no obligation to purchase any Class I shares. Neither the Dealer Manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or a bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in Dividend Capital Diversified Property Fund Inc.

The shares of our common stock being offered to the public are being offered on a “best efforts” basis, which means generally that the Dealer Manager and the participating broker-dealers described below will be required to use only their best efforts to sell the shares of our common stock and they have no firm commitment or obligation to purchase any shares of our common stock. Our agreement with the Dealer Manager may be terminated by either party upon 60 days’ written notice. This offering commenced on July 12, 2012, the initial effective date of the registration statement of which this prospectus forms a part.

The broker-dealers participating in the offering of shares of our common stock are not obligated to obtain any subscriptions on our behalf, and we cannot assure you that any shares of common stock will be sold. Although we expect that most sales will be made through participating broker dealers, in certain situations the Dealer Manager may make sales to institutional accounts as defined by FINRA Rule 4512(c) without a participating broker dealer. In addition, we may make issuer direct sales with respect to Class I shares purchased in this offering by our executive officers and directors and their immediate family members, as well as officers and employees of the Advisor and its affiliates; this will not have any effect on the price they pay for their shares.

Purchase of Shares

Shares are sold at NAV per share of the class of share being purchased, plus, for Class A shares sold in the primary offering only, applicable selling commissions. Each class of shares may have a different NAV per share because certain fees are charged differently with respect to each class. See “Net Asset Value Calculation and Valuation Procedures—NAV and NAV Per Share Calculation” for more information about the calculation of NAV per share.

In order to purchase shares, you must (1) complete a subscription eligibility form to be provided to us by your financial advisor and direct your financial advisor to purchase shares in this offering and (2) pay for the shares at the time your purchase order is settled. Certain participating broker-dealers may require supplementary disclosure materials or additional forms or documentation. You should consult with your financial advisor when purchasing shares. Shares of our common stock purchased by a fiduciary or custodial account will be registered in the name of the fiduciary account and not in the name of the beneficiary. We generally adhere to the following procedures relating to purchases of shares of our common stock in this offering:

•

As soon as practicable after the close of the New York Stock Exchange (generally, 4:00 p.m. Eastern time), which we refer to as the “close of business,” on each business day, the NAV Accountant, with oversight of our Advisor, determines our NAV per share for that day for each share class. As promptly as practicable following the close of business on each business day, we (i) post our NAV per share for such day for each share class on our website, www.dividendcapitaldiversified.com, and (ii) make our NAV per share for each share class available on our toll-free, automated telephone line, (888) 310-9352. In addition, on at least a monthly basis, we disclose in a prospectus or prospectus supplement filed with the Commission our NAV per share for each share class for each business day during the prior month. On at least a quarterly basis, we disclose in a prospectus or prospectus supplement filed with the Commission the principal valuation components of our NAV.

•

On each business day, our transfer agent collects and processes purchase orders. In order to help ensure that you have had an opportunity to review the terms as well as the risks of investing in this offering, you may not submit an initial purchase order until at least five business days after you receive a final prospectus. Notwithstanding, we can reject purchase orders for any reason, even if a prospective investor meets the minimum suitability requirements outlined in our prospectus. Each accepted purchase order will be executed at a price equal to our NAV per share for the class of shares being purchased determined after the purchase order is received in proper form by our transfer agent or a fund intermediary, plus, for Class A shares sold in the primary offering only, any applicable selling commissions. For example, if a purchase order is received in proper form after the close of business (4:00 p.m. Eastern time) on a business day, the purchase will be executed at our NAV per share for the class of shares being purchased determined after the close of business on the next business day, plus, for Class A shares sold in the primary offering only, any applicable selling commissions. As a result of this process, the price per share at which your order is executed may be different than the price per share on the date you submitted your purchase order.

•

You will receive a confirmation statement of each new transaction in your account promptly after your purchase order is processed. The confirmation statement will disclose the price at which the order was executed and will include information on how to obtain information we have filed with the Commission and made publicly available on our website at www.dividendcapitaldiversified.com and our toll-free, automated telephone line at (888) 310-9352, including our daily NAV per share.

You will not know at the time you place an order to purchase shares of our common stock precisely the price at which your order will be executed. The NAV per share at which your purchase price is based could be higher or lower than our NAV per share at the time you submit your purchase order. However, you will have available through our latest prospectus information regarding the methodology pursuant to which our NAV is determined, and, accordingly, the method upon which the price of shares of our common stock is determined on the business day that your purchase order is processed. In addition, on at least a monthly basis, we disclose in a prospectus or prospectus supplement filed with the Commission our NAV per share for each share class for each business day during the prior month. On at least a quarterly basis, we disclose in a prospectus or prospectus supplement filed with the Commission the principal valuation components of our NAV. You also have information available through our website and our toll-free telephone line about the NAV per share for each share class upon which the price for our common stock was based on the business day immediately preceding the day that you submit your purchase order. Although under normal circumstances we would not anticipate that our NAV will vary significantly from one day to the next, there can be no assurance that will be the case.

In contrast to securities traded on an exchange or over-the-counter, where the price often fluctuates as a result of, among other things, the supply and demand of securities in the trading market, our NAV is calculated once daily using our valuation procedures, and the price at which we sell new shares and redeem outstanding shares that day does not change depending on the level of demand by investors or the volume of requests for redemption on that day. We generally sell as many shares as orders are received from investors, subject to acceptance as discussed below, each day at the same price (NAV per share of the applicable class of shares, without premium or discount, plus, for Class A shares sold in the primary offering only, applicable selling commissions) regardless of when orders are received during the day. If, however, we become aware of facts or circumstances that are likely to materially affect our NAV on any particular day, we may decline to accept orders from investors until we have disclosed publicly such information.

If you place an order to buy shares and your payment is not received and collected, your purchase may be canceled and you could be liable for any losses or fees we have incurred.

We may reject for any reason or for no reason, or cancel as permitted or required by law, any purchase orders. For example, we may reject any purchase orders from market timers or investors that, in our opinion, may be disruptive to our operations. We may stop offering shares completely or may offer shares only on a limited basis for a period of time or permanently. If your subscription is rejected, your purchase payment will be returned to you without interest.

Because we intend to accrue distributions with daily record dates, we expect that your purchase price will reflect a reduction in NAV from the distribution accrued since the most recent quarter-end, to which you will not be entitled. However, we reserve the right to adjust the periods during which distributions accrue and are paid.

If you participate in our distribution reinvestment plan, the cash distributions attributable to the class of shares that you purchase in our primary offering will be automatically invested in additional shares of the same class. Shares are offered pursuant to our distribution reinvestment plan at NAV per share applicable to that class, calculated as of the distribution date.

The amount of shares we have registered pursuant to the registration statement of which this prospectus forms a part is the number that we reasonably expect to be offered and sold within two years from the initial effective date of the registration statement. Under applicable Commission rules, we may be able to extend this offering one additional year pursuant to a filing under Rule 415 of the Securities Act if all of the shares we have registered are not yet sold within two years. Pursuant to this prospectus, we are offering to the public all of the shares that we have registered. Although we have registered a fixed dollar amount of our shares, we intend effectively to conduct a continuous offering of an unlimited number of shares of our common stock over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415. In certain states, the registration of our offering may continue for only one year following the initial clearance by applicable state authorities, after which we will renew the offering period for additional one year periods (or longer, if permitted by the laws of each particular state). We reserve the right to terminate this offering at any time.

Frequent Trading Policies

We may reject for any reason, or cancel as permitted or required by law, any subscriptions for shares of our common stock.

For example, we may reject any subscriptions from market timers or investors that, in our opinion, may be disruptive to our operations. Frequent purchases and sales of our shares can harm stockholders in various ways, including reducing the returns to long-term stockholders by increasing our costs, disrupting portfolio management strategies and diluting the value of the shares of long-term stockholders. Among other things, the following activities may be considered by us to be frequent trading:

•	any stockholder who redeems their shares of our common stock within 30 calendar days of the purchase of such shares;

•	transactions deemed harmful or excessive by us (including but not limited to patterns of purchases and redemptions), in our sole discretion; and

•	transactions initiated by financial advisors, among multiple stockholder accounts, that in the aggregate are deemed harmful or excessive.

Underwriting Compensation

We have entered into a dealer manager agreement with our Dealer Manager which sets forth the following compensation arrangements in connection with this offering. We will not pay referral or similar fees to any accountant, attorneys or other persons in connection with the distribution of shares of our common stock.

Summary

The following table shows the selling commissions payable at the time you subscribe for shares in the primary offering, which selling commissions are subject to the provisions for a reduction in certain circumstances as described below:

Maximum up-front sales charge as a % of the NAV for such class(1)
Class A shares	3.0%
Class W shares	None
Class I shares	None

(1)

This presents the commission before rounding. For each purchase, the total per share purchase price will be calculated by adding the applicable selling commission percentage to the NAV per share and rounding to four decimal places; the actual selling commission per share that we pay will be the total per share purchase price less the NAV per share.

The following table shows the fees we will pay the Dealer Manager with respect to each class of shares on an annualized basis as a percentage of our NAV per share for such class.

	Class A	Class W	Class I
Dealer Manager Fee(1)	0.60%	0.60%	0.10%
Distribution Fee(2)	0.50%	None	None

(1)

The dealer manager fee accrues daily in an amount equal to 1/365th of 0.60% of our NAV per share for each of our Class A and Class W shares and an amount equal to 1/365th of 0.10% of our NAV per share for our Class I shares for such day on a continuous basis from year to year, subject to certain limitations under applicable FINRA rules.

(2)

The distribution fee accrues daily in an amount equal to 1/365th of 0.50% of the portion of our NAV per share for Class A shares only for such day on a continuous basis from year to year, subject to certain limitations under applicable FINRA rules.

In certain circumstances we will pay a primary dealer fee of up to 4.5% of the gross proceeds raised from the sale of Class I shares in the primary offering. See “—Primary Dealer Fee” below.

Selling Commissions—Class A Shares

Subject to the provisions for a reduction of the selling commission described below, we pay the Dealer Manager selling commissions on Class A shares sold in the primary offering of up to 3.0% of the NAV per Class A share sold in the primary offering. The selling commission expressed as a percentage of the NAV per share may be higher or lower than 3.0% due to rounding. Substantially all of the selling commissions are expected to be reallowed to participating broker-dealers. Further, selling commissions may be reduced or waived at the direction of the Dealer Manager, in connection with volume or other discounts, other fee arrangements or for sales to certain categories of purchasers. The Dealer Manager is not required to sell any specific number or dollar amount of shares of our common stock but will use its best efforts to sell the shares offered hereby in the primary offering.

We are offering volume discounts to Qualifying Purchasers (as defined below) who purchase $500,000 or more in Class A shares from the same broker-dealer, whether in a single purchase or as the result of multiple purchases. The Dealer Manager and any participating broker-dealers and their registered representatives will be responsible for the proper implementation of any applicable volume discounts. Any reduction in the amount of the selling commissions as a result of volume discounts received may be credited to the qualifying purchasers in the form of the issuance of additional shares. The net offering proceeds we receive will not be affected by any reduction of selling commissions.

The following table illustrates the various discount levels that may be offered to Qualifying Purchasers for Class A shares purchased in the primary offering:

Your Investment	Commission as a % of NAV Per Class A Share(1)
Up to $499,999.99	3.00%
$500,000 to $999,999.99	2.50%
$1,000,000 to $1,499,999.99	2.00%
$1,500,000 to $1,999,999.99	1.50%
$2,000,000 to $2,499,999.99	1.00%
$2,500,000 to $2,999,999.99	0.50%
$3,000,000 and up	0.00%

(1)

This presents the commission before rounding. For each purchase, the total per share purchase price will be calculated by adding the applicable selling commission percentage to the NAV per share and rounding to four decimal places; the actual selling commission per share that we pay will be the total per share purchase price less the NAV per share.

For an example of how the volume discount is calculated, assuming Class A NAV per share of $6.70 and no volume discount per share, if an investor purchases $950,000 of Class A shares, she would pay $6.9010 per share and purchase 137,661 shares. With the volume discount, the investor would pay $6.8675 per share and purchase 138,332 Class A shares.

If you qualify for a volume discount as the result of multiple purchases of our Class A shares, you will receive the benefit of the applicable volume discount for the individual purchase which qualified you for the volume discount, but you will not be entitled to the benefit for prior purchases. Additionally, once you qualify for a volume discount, you will receive the benefit for subsequent purchases through the same participating broker-dealer. For this purpose, if you purchase Class A shares issued and sold in this offering you will receive the benefit of such Class A share purchases in connection with qualifying for volume discounts in our subsequent offerings through the same participating broker-dealer.

Subscriptions for Class A shares of several investors may be combined as one Qualifying Purchaser for the purpose of qualifying for a volume discount and for determining commissions payable to the Dealer Manager and participating broker-dealers, provided all such shares are purchased through the same broker-dealer. Any such reduction in the selling commission would be prorated among the separate investors. Requests to combine subscriptions as a Qualifying Purchaser must be made in writing to the Dealer Manager, and any such request is subject to verification and approval by the Dealer Manager. As with discounts provided to other purchasers, the net proceeds we receive from the sale of shares will not be affected by discounts provided as a result of a combined order.

The term Qualifying Purchaser includes:

•	an individual, his or her spouse and members of their immediate families who purchase the shares for his, her or their own accounts;

•	a corporation, partnership, association, joint stock company, trust fund or any organized group of persons, whether incorporated or not;

•

any account under the discretion of a professional advisor may be considered a Qualifying Purchaser with the professional advisor (professional advisors include certified public accountants, lawyers and money managers);

•	an employees’ trust, pension, profit sharing or other employee benefit plan qualified under Section 401(a) of the Code;

•	all commingled trust funds maintained by a given bank; and

•	non-professional individuals with power of attorney and acting as a fiduciary over multiple accounts (this excludes lawyers, certified public accountants, etc.).

Notwithstanding the above, the Dealer Manager may, at its sole discretion, enter into an agreement with a participating broker-dealer, whereby such broker-dealer may aggregate subscriptions, including future subscriptions for which a bona fide letter of intent is provided, as part of a combined order for the purposes of offering investors reduced sales commissions, provided that any such aggregate group of subscriptions must be received from such broker-dealer. Any reduction in sales commissions would be prorated among the separate subscribers.

Your ability to receive a discount or fee waiver based on combining orders or otherwise may depend on the financial advisor or broker-dealer through which you purchase your Class A shares. An investor qualifying for a discount will receive a higher percentage return on his or her investment than investors who do not qualify for such discount. Accordingly, you should consult with your financial advisor about the ability to receive such discounts or fee waivers before purchasing Class A shares.

Selling Commissions—Class W and Class I shares

We do not pay selling commissions on Class W and Class I shares. However, in certain circumstances we will pay a primary dealer fee of up to 4.5% of the gross proceeds raised from the sale of Class I shares in the primary offering. See “—Primary Dealer Fee” below.

Selling Commissions—Distribution Reinvestment Plan Shares

We do not pay selling commissions on shares sold pursuant to our distribution reinvestment plan.

Dealer Manager Fee—Class A, Class W and Class I Shares

We pay the Dealer Manager a dealer manager fee for coordinating our marketing and distribution efforts. The dealer manager fee accrues daily in an amount equal to 1/365th of 0.60% of our NAV per share for each of our Class A and Class W shares and in an amount equal to 1/365th of 0.10% of our NAV per share for our Class I shares for such day on a continuous basis from year to year. The Dealer Manager may reallow a portion of the dealer manager fee to participating broker-dealers that meet certain thresholds of our shares under management and certain other metrics and servicing broker-dealers. The dealer manager fee is payable monthly in arrears. The dealer manager fee is payable with respect to all Class A, Class W and Class I shares, including Class A, Class W and Class I shares issued under our distribution reinvestment plan.

Distribution Fee—Class A Shares Only

We pay the Dealer Manager a distribution fee with respect to our Class A shares that accrues daily in an amount equal to 1/365th of 0.50% of the amount of our NAV per share for our Class A shares for such day on a continuous basis from year to year as additional compensation for selling shares in this offering and for ongoing stockholder services. The Dealer Manager may reallow the distribution fee to participating broker-dealers and servicing broker-dealers. The distribution fee is payable monthly in arrears. The distribution fee is payable with respect to all Class A shares, including Class A shares issued under our distribution reinvestment plan. We do not pay the distribution fee on Class W and Class I shares.

Primary Dealer Fee

We intend to enter into an amendment to our dealer manager agreement to provide that we will pay to the Dealer Manager a primary dealer fee in the amount of up to 4.5% of the gross proceeds raised from the sale of Class I shares in the primary offering, provided that (i) the sales are all made before July 31, 2013 (unless extended by the Company, through written notice to the Dealer Manager) and (ii) the total gross proceeds raised with respect to which the primary dealer fee will apply may not exceed $300 million. The Dealer Manager will reallow all of the primary dealer fee to the participating broker-dealers involved in selling such Class I shares based on the portion of the gross proceeds raised from their customers, and the primary dealer fee paid by us will be no greater than the amount reallowed to the participating broker-dealers. The Dealer Manager will consider the primary dealer fee to be underwriting compensation subject to the limits described below. The primary dealer fee will be paid by us and will not be considered a class-specific expense. Accordingly, the expense will be allocated among all holders of Fund Interests ratably according to the NAV of their units or shares. The maximum primary dealer fee we will pay our Dealer Manager pursuant to the amendment is $13.5 million, although in the future we may enter into subsequent amendments to our dealer manager agreement to provide for additional primary dealer fee payments.

Other Compensation

We pay directly, or reimburse the Advisor and the Dealer Manager if they pay on our behalf, any organization and offering expenses (other than selling commissions, the dealer manager fee, distribution fees, the primary dealer fee and non-transaction based compensation allocated to sales-related activities of employees of the Dealer Manager in connection with this offering) as and when incurred. The Advisor may also reimburse the Dealer Manager for non-transaction based compensation allocated to sales-related activities of certain employees of the Dealer Manager in connection with this offering, which will not be reimbursed by us.

Limitations on Underwriting Compensation

The Dealer Manager monitors the aggregate amount of underwriting compensation that we pay in connection with this offering in order to ensure we comply with the underwriting compensation limits of applicable FINRA rules described above. We will cease paying dealer manager fees and distribution fees with respect to shares sold in this offering on the earlier to occur of the following: (i) a listing of the class of such shares on a national securities exchange, (ii) following the completion of this offering, total underwriting compensation in this offering equaling 10% of the gross proceeds from the primary portion of this offering or (iii) such shares no longer being outstanding, for example (without limitation) upon their redemption or other repurchase by us, upon our dissolution, or upon a merger or other extraordinary transaction in which we are a party and in which the shares are exchanged for cash or other securities. FINRA rules also limit our total cumulative organization and offering expenses (including selling commissions, bona fide due diligence expenses and underwriting compensation) to 15% of our gross offering proceeds. After the termination of the primary offering and again after termination of the offering under our distribution reinvestment plan, the Advisor has agreed to reimburse us to the extent that total cumulative organization and offering expenses that we incur exceed 15% of our gross proceeds from the applicable offering.

In order to show the maximum amount of compensation that may be paid in connection with this offering, the following table assumes that we sell all of the shares offered by this prospectus, that all shares sold are Class A shares, that no shares are reallocated between the primary offering and the distribution reinvestment plan and that all Class A shares are sold with the highest possible selling commissions.

Maximum Estimated Underwriting Fees and Expenses

At Maximum Primary Offering of $2,250,000,000

Selling commissions(1)	$65,533,981	2.91%
Dealer manager fee(2)	82,999,647	3.69%
Distribution fee(3)	69,166,372	3.07%
Wholesaling compensation allocations(4)	2,373,084	0.11%
Reimbursements related to retail seminars(5)	900,000	0.04%
Reimbursements related to bona fide training and education meetings(6)	1,274,563	0.06%
Reimbursements for wholesaling activities(7)	2,357,786	0.10%
Legal fees allocable to dealer manager	150,000	0.01%
Promotional items	244,567	0.01%

Total	$225,000,000	10.00%

(1)	Assumes the full selling commission of 3% of the NAV per share is paid for each Class A share sold in this offering.
(2)

The dealer manager fee accrues daily in an amount equal to 1/365th of 0.60% of our NAV per share for Class A and Class W shares and in an amount equal to 1/365th of 0.10% of our NAV per share for Class I shares for such day. The numbers presented reflect that dealer manager fees are paid over a number of years, and as a result, can cumulatively increase above 0.60% over time. The Dealer Manager may reallow a portion of the dealer manager fee to participating broker-dealers that meet certain thresholds of our shares under management and certain other metrics.

(3)

The distribution fee accrues daily in an amount equal to 1/365th of 0.50% of the amount of our NAV per share for our Class A shares for each day. The numbers presented reflect that distribution fees are paid over a number of years and, as a result, can cumulatively increase above 0.50% over time. The Dealer Manager may reallow the distribution fee to participating broker-dealers. The distribution fee is not payable on Class W or Class I shares.

(4)

Represents the estimated amount of non-transaction based compensation of the Dealer Manager’s employees engaged in the distribution of this offering that will be allocated to this offering under applicable FINRA rules. The Advisor may reimburse the Dealer Manager for the portion of these expenses which relate to sales-related activities of certain employees of the Dealer Manager in connection with this offering. Such amounts will not be reimbursed by us.

(5)

Consists primarily of (a) fees paid to participating broker-dealers to attend retail seminars sponsored by such participating broker-dealers and (b) amounts used to reimburse wholesaling employees of the Dealer Manager for actual costs incurred by such employees for travel, meals and lodging in connection with attending retail seminars sponsored by participating broker-dealers.

(6)

Consists primarily of amounts used to reimburse participating broker-dealers for the actual costs incurred by registered representatives for travel, meals and lodging in connection with attending bona fide training and education meetings sponsored by us or the Dealer Manager.

(7)

Consists primarily of expense reimbursements for actual costs incurred by employees of the Dealer Manager in the performance of wholesaling activities, including entertainment expenses. We will reimburse the Dealer Manager for these expenses to the extent permissible under applicable FINRA rules.

Term of the Dealer Manager Agreement

The dealer manager agreement with Dividend Capital Securities LLC will continue until the termination of this offering, provided that our obligations under the dealer manager agreement to pay the dealer manager fees and distribution fees as described therein will survive until the earlier to occur of the following: (i) a listing of the class of such shares on a national securities exchange, (ii) following the completion of this offering, total underwriting compensation in this offering equaling 10% of the gross proceeds from the primary portion of this offering or (iii) such shares no longer being outstanding, for example (without limitation), upon their redemption or other repurchase by us, upon our dissolution, or upon a merger or other extraordinary transaction in which we are a party and in which the shares are exchanged for cash or other securities.

Subject to certain limitations in our agreements, we have agreed to indemnify the Dealer Manager and participating broker-dealers, and the Dealer Manager and participating broker-dealers have agreed to severally indemnify us, our officers and directors against certain liabilities in connection with this offering, including liabilities arising under the Securities Act. However, the Commission and some state securities commissions take the position that indemnification against liabilities arising under the Securities Act is against public policy and is unenforceable.

COMPENSATION TO THE ADVISOR AND ITS AFFILIATES

The following disclosure supplements the “Prospectus Summary—Compensation to the Advisor and its Affiliates” section of the Prospectus and all similar disclosure in the Prospectus.

We intend to enter into an amendment to our dealer manager agreement to provide that we will pay to the Dealer Manager a primary dealer fee in the amount of up to 4.5% of the gross proceeds raised from the sale of Class I shares in the primary offering, provided that (i) the sales are all made before July 31, 2013 (unless extended by the Company, through written notice to the Dealer Manager) and (ii) the total gross proceeds raised with respect to which the primary dealer fee will apply may not exceed $300 million. The Dealer Manager will reallow all of the primary dealer fee to the participating broker-dealers involved in selling such Class I shares based on the portion of the gross proceeds raised from their customers, and the primary dealer fee paid by us will be no greater than the amount reallowed to the participating broker-dealers. The Dealer Manager will consider the primary dealer fee to be underwriting compensation subject to the limits described below. The primary dealer fee will be paid by us and will not be considered a class-specific expense. Accordingly, the expense will be allocated among all holders of Fund Interests ratably according to the NAV of their units or shares. The maximum primary dealer fee we will pay our Dealer Manager pursuant to the amendment is $13.5 million, although in the future we may enter into subsequent amendments to our dealer manager agreement to provide for additional primary dealer fee payments.

ESTIMATED NET PROCEEDS

The following information replaces the similar information on the cover of the Prospectus and all similar disclosure in the Prospectus.

	Per Share(1)	Total Maximum Primary Offering(2)	Total Maximum Distribution Reinvestment Plan(2)	Total Maximum
Gross offering proceeds(3)		$2,250,000,000	$750,000,000	$3,000,000,000
Public offering price, Class A shares	$6.8872
Public offering price, Class W shares	$6.6866
Public offering price, Class I shares	$6.6866
Selling commissions and primary dealer fee(3)(4)	$0.0794	$35,344,872	—	$35,344,872
Proceeds to us, before expenses(4)	$6.6563	$2,214,655,128	$750,000,000	$2,964,655,128

(1)

The price per share presented is based on the NAV as of July 11, 2012, the last business day preceding the date of the prospectus dated July 12, 2012. The actual per share offering price for each class will equal the daily NAV per share for such class, plus, for Class A shares sold in the primary offering only, applicable selling commissions. On each business day, our NAV per share for each class is (1) posted on our website, www.dividendcapitaldiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352.

(2)	We reserve the right to reallocate the offering amount between the primary offering and our distribution reinvestment plan.
(3)

Table assumes that 1/3 of primary offering gross proceeds come from sales of Class A shares, 1/3 of primary offering gross proceeds come from sales of Class W shares and 1/3 of primary offering gross proceeds come from sales of Class I shares, and that we pay the maximum 4.5% primary dealer fee on $300 million in gross proceeds from sales of Class I shares in the primary offering. We pay selling commissions on Class A shares sold in the primary offering of up to 3.0% of the NAV per share, which may be higher or lower due to rounding. Selling commissions may be reduced or eliminated to or for the account of certain categories of purchasers. We pay our dealer manager (1) a dealer manager fee equal to 1/365th of 0.60% of our NAV per share for Class A shares and Class W shares for each day, (2) a dealer manager fee equal to 1/365th of 0.10% of our NAV per share for Class I shares for each day and (3) for Class A shares only, a distribution fee equal to 1/365th of 0.50% of our NAV per share for Class A shares for each day. We will continue paying such dealer manager fees and distribution fee with respect to shares sold in this offering until the earlier to occur of the following: (i) a listing of the class of such shares on a national securities exchange, (ii) following the completion of this offering, total underwriting compensation in this offering equaling 10% of the gross proceeds from the primary portion of this offering or (iii) such shares no longer being outstanding. See “Plan of Distribution.”

(4)	The per share amount represents an average of all shares under the primary offering and distribution reinvestment plan based on the foregoing assumptions and the sale of the total maximum offering.

ESTIMATED USE OF PROCEEDS TABLE

The following disclosure replaces the “Estimated Use of Proceeds” section of the Prospectus and all similar disclosure in the Prospectus.

The following table presents information about how we intend to use the proceeds raised in this offering assuming that we sell the maximum primary offering amount of $2,250,000,000 and the maximum distribution reinvestment plan offering amount of $750,000,000. The table assumes that 1/3 of primary offering gross proceeds come from sales of Class A shares, 1/3 of primary offering gross proceeds come from sales of Class W shares and 1/3 of primary offering gross proceeds come from sales of Class I shares, and that we pay the maximum 4.5% primary dealer fee on $300 million in gross proceeds from sales of Class I shares in the primary offering. Because no sales commissions are paid on shares sold in the distribution reinvestment plan, it is not necessary to make any assumptions regarding the number of Class A, Class W or Class I shares sold in the distribution reinvestment plan. We are offering up to $2,250,000,000 in shares of our common stock in our primary offering, and up to $750,000,000 in shares of our common stock in our distribution reinvestment plan, in any combination of Class A, Class W and Class I shares. We may reallocate the shares of our common stock we are offering between the primary offering and our distribution reinvestment plan.

The actual amount of selling commissions and the primary dealer fee will vary from the estimated amounts shown because (1) the number of Class A shares that we will sell is uncertain, (2) our Class A shares will be sold at a price that varies day by day based on our daily NAV per share for that class of shares and actual selling commissions per Class A share will be a percentage of the total price per Class A share in our primary offering, (3) the selling commission may be reduced or eliminated in connection with certain categories of sales of Class A shares, such as sales for which a volume discount applies, and (4) the amount of Class I shares that we sell in transactions entitling the Dealer Manager to a primary dealer fee is uncertain. Any reduction in selling commissions will be accompanied by a corresponding reduction in the Class A per share purchase price, but will not affect the net proceeds available to us. Because amounts in this table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

We intend to use the net proceeds from this offering, which are not used to pay the fees and other expenses attributable to our operations: (1) to make investments in accordance with our investment strategy and policies; (2) to fund redemptions under our redemption programs and (3) for other general corporate purposes (which may including managing our debt). Our long-term strategy is to fund the payment of distributions to our stockholders entirely from our operations over time. Although our 2012 distributions were paid entirely from our operations, our board of directors has the authority under our organizational documents to fund distributions from other sources, including, without limitation, the sale of assets, borrowings, offering proceeds, and the deferral of fees and expense reimbursements by our Advisor in its sole discretion. We have not established a limit on the amount of proceeds we may use from these other sources to fund distributions.

	Maximum Offering of $3,000,000,000
	Amounts	Percent
Gross Offering Proceeds	$3,000,000,000	100%
Less:
Selling Commissions and Primary Dealer Fee(1)	$35,344,872	1.18%
Organization and Offering Expenses(2)	$16,834,305	0.56%

Net Offering Proceeds(3)	$2,947,820,823	98.26%

(1)

The table assumes that 1/3 of primary offering gross proceeds come from sales of Class A shares, 1/3 of primary offering gross proceeds come from sales of Class W shares and 1/3 of primary offering gross proceeds come from sales of Class I shares, and that we pay the maximum 4.5% primary dealer fee on $300 million in gross proceeds from sales of Class I shares in the primary offering. Because no sales commissions are paid on shares sold in the distribution reinvestment plan, it is not necessary to make any assumptions regarding the number of Class A, Class W or Class I shares sold in the distribution reinvestment plan. The actual selling commissions that will be paid on Class A shares may be higher or lower due to rounding. For each purchase, the total per share purchase price will be calculated by adding the applicable selling commission percentage to the NAV per share and rounding to four decimal places; the actual selling commission per share that we pay will be the total per share purchase price less the NAV per share. Selling commissions presented in the table reflect that no selling commissions are paid with respect to Class W shares, Class I shares or on distribution reinvestment plan shares. This table excludes the dealer manager fees and distribution fees, which will be paid over time and will not be paid from offering proceeds. We pay our dealer manager (1) a dealer manager fee equal to 1/365th of 0.60% of our NAV per share for Class A shares and Class W shares for each day, (2) a dealer manager fee equal to 1/365th of 0.10% of our NAV per share for Class I shares for each day, and (3) for Class A shares only, a distribution fee equal to 1/365th of 0.50% of our NAV per share for Class A shares for each day. We will continue paying such dealer manager fees and distribution fee with respect to shares sold in this offering until the earlier to occur of the following: (i) a listing of the class of such shares on a national securities exchange, (ii) following the completion of this offering, total underwriting compensation in this offering equaling 10% of the gross proceeds from the primary portion of this offering or (iii) such shares no longer being outstanding. See “Plan of Distribution—Underwriting Compensation.”

(2)

We pay directly, or reimburse the Advisor and the Dealer Manager if they pay on our behalf, any organization and offering expenses (other than selling commissions, the dealer manager fee, distribution fees and non-transaction based compensation allocated to sales-related activities of employees of the Dealer Manager in connection with this offering) as and when incurred. After the termination of the primary offering and again after termination of the offering under our distribution reinvestment plan, the Advisor has agreed to reimburse us to the extent that total cumulative organization and offering expenses (including selling commissions, the dealer manager fee and distribution fees) that we incur exceed 15% of our gross proceeds from the applicable offering. If we fund organization and offering expenses entirely out of cash flow from operations (which would not reduce the net offering proceeds), and assuming that 1/3 of primary offering gross proceeds come from sales of Class A shares, 1/3 of primary offering gross proceeds come from sales of Class W shares and 1/3 of primary offering gross proceeds come from sales of Class I shares, and that we pay the maximum 4.5% primary dealer fee on $300 million in gross proceeds from sales of Class I shares in the primary offering, then net proceeds from this primary offering in an amount equal to $2,964,655,128, or approximately 98.82% of the gross proceeds from this primary offering, would be available to us. The organization and offering expense numbers shown above represent our estimates of expenses incurred in connection with this offering (other than selling commissions, the dealer manager fee and the distribution fee). Such expenses include legal, accounting, printing, mailing and filing fees and expenses, and costs in connection with preparing sales materials, any of which may be incurred by the Advisor on our behalf. Additional expenses incurred in connection with this offering, which may be incurred by or on behalf of the Dealer Manager, may include reimbursements for the bona fide due diligence expenses of participating broker-dealers supported by detailed and itemized invoices, legal fees of the Dealer Manager, reimbursements for customary travel, lodging, meals and reasonable entertainment expenses of registered persons associated with the Dealer Manager, the cost of educational conferences held by us, including costs reimbursement for registered persons associated with the Dealer Manager and registered representatives of participating broker-dealers to attend educational conferences sponsored by us, attendance fees and costs reimbursement for registered persons associated with the Dealer Manager to attend seminars conducted by participating broker-dealers, and promotional items. The Advisor may also reimburse the Dealer Manager for non-transaction based compensation allocated to sales-related activities of certain employees of the Dealer Manager in connection with this offering, which will not be reimbursed by us. All of the expenses of the Dealer Manager described above, other than bona fide due diligence expenses, together with any reimbursements by the Advisor of non-transaction based compensation allocated to sales-related activities of employees of the Dealer Manager in connection with this offering, are considered underwriting compensation under the rules of FINRA in connection with this offering. See “Plan of Distribution—Underwriting Compensation.”

(3)

Generally, the net offering proceeds will be available (1) to make investments in accordance with our investment strategy and policies; (2) to fund redemptions under our redemption programs; and (3) for other general corporate purposes (which may including managing our debt).

NET ASSET VALUE CALCULATION AND VALUATION PROCEDURES

The following disclosure replaces the “Net Asset Value Calculation and Valuation Procedures” section of the Prospectus and all similar disclosure in the Prospectus.

Valuation Procedures

Our board of directors, including a majority of our independent directors, has adopted valuation procedures that contain a comprehensive set of methodologies to be used in connection with the calculation of our net asset value (“NAV”). The overarching principle of these procedures is to produce an NAV that represents a fair and accurate estimate of the value of our assets or the price that would be received for our assets in an arm’s-length transaction between market participants, less our liabilities. As a public company, we are required to issue financial statements generally based on historical cost in accordance with GAAP as applicable to our financial statements. To calculate our NAV for the purpose of establishing a purchase and redemption price for our shares, we have adopted a model, as explained below, which adjusts the value of certain of our assets from historical cost to fair value. As a result, our NAV may differ from the amount reported as stockholder’s equity on the face of our financial statements prepared in accordance with GAAP. When the fair value of our assets is calculated for the purposes of determining our NAV per share, the calculation is done using the fair value methodologies detailed within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures. However, our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit. Our NAV may differ from equity reflected on our audited financial statements, even if we are required to adopt a fair value basis of accounting for GAAP financial statement purposes in the future. Furthermore, no rule or regulation requires that we calculate NAV in a certain way. Although we believe our NAV calculation methodologies are consistent with standard industry principles, there is no established practice among public REITs, whether listed or not, for calculating NAV in order to establish a purchase and redemption price. As a result, other public REITs may use different methodologies or assumptions to determine NAV.

Independent Valuation Firm

With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S., Inc., an independent valuation firm (the “Independent Valuation Firm”), to serve as our independent valuation firm with respect to the daily valuation of our real property portfolio. Altus Group is a multidisciplinary provider of independent, professional real estate services with a network of over 60 offices in 14 countries worldwide, including Canada, the U.K., Australia, the United States and the Middle East. Altus Group is engaged in the business of valuing commercial real estate properties and is not affiliated with us or the Advisor. The compensation we pay to the Independent Valuation Firm will not be based on the estimated values of our real property portfolio. Our board of directors, including a majority of our independent directors, may replace the Independent Valuation Firm. We will promptly disclose any changes to the identity or role of the Independent Valuation Firm in this prospectus and in reports we publicly file with the Commission.

The Independent Valuation Firm will discharge its responsibilities in accordance with our real property valuation procedures described below and under the oversight of our board of directors. Our board of directors will not be involved in the day-to-day valuation of the real property portfolio, but will periodically receive and review such information about the valuation of the real property portfolio as it deems necessary to exercise its oversight responsibility. While our Independent Valuation Firm is responsible for providing our real property valuations, our Independent Valuation Firm will not be responsible for or prepare our daily NAV.

At this time, the Independent Valuation Firm is engaged solely to provide our daily real property portfolio valuation and to help us manage the property appraisal process, but it may be engaged to provide additional services, including providing an independent valuation or appraisal of any of our other assets or liabilities (contingent or otherwise), in the future. Our Independent Valuation Firm and its affiliates may from time to time in the future perform other commercial real estate and financial advisory services for our Advisor and its related parties, or in transactions related to the properties that are the subjects of the valuations being performed for us, or otherwise, so long as such other services do not adversely affect the independence of the applicable appraiser as certified in the applicable appraisal report.

Real Property Portfolio Valuation

Daily Valuation Process

The real property portfolio valuation, which is the largest component of our NAV calculation, will be provided to us by the Independent Valuation Firm on a daily basis. The foundation for this valuation will be periodic appraisals, as discussed further below. However, on a daily basis, the Independent Valuation Firm will adjust a real property’s valuation, as necessary, based on known events that have a material impact on the most recent value (adjustments for non-material events may also be made). For example, an unexpected termination or renewal of a material lease, a material change in vacancies, an unanticipated structural or environmental event at a property or material capital market events, among others, may cause the value of a property to change materially. Furthermore, the value of our properties is determined on an unencumbered basis. The effect of property-level debt on our NAV is discussed further below.

Using information derived from a variety of sources including, but not limited to, the property’s most recent appraisal, information from management and other information derived through the Independent Valuation Firm’s database, industry data and other sources, the Independent Valuation Firm will determine the appropriate adjustment to be made to the estimated value of the property based on material events, which may include a change to underlying property fundamentals or cash flows or a change in overall market conditions. The Independent Valuation Firm will collect all reasonably available material information that it deems relevant in valuing our real estate portfolio. The Independent Valuation Firm will rely in part on property-level information provided by the Advisor, including (i) historical and projected operating revenues and expenses of the property; (ii) lease agreements on the property; and (iii) information regarding recent or planned capital expenditures. Upon becoming aware of the occurrence of a material event impacting property-level information, the Advisor will promptly notify the Independent Valuation Firm. Any adjustment to the valuation of a property will be performed as soon as practicable after a determination that a material change with respect to such property has occurred and the financial effects of such change are quantifiable by the Independent Valuation Firm. However, rapidly changing market conditions or material events may not be immediately reflected in our daily NAV. The resulting potential disparity in our NAV may inure to the benefit of redeeming stockholders or non-redeeming stockholders and new purchasers of our common stock, depending on whether our published NAV per share for such class is higher or lower than the adjusted value of our NAV after material events have been considered. Any such daily adjustments will be estimates of the market impact of material events to the appraised value of the property, based on assumptions and judgments that may or may not prove to be correct, and may also be based on limited information readily available at that time. As part of the oversight by our board of directors, on a periodic basis the Independent Valuation Firm will provide our board of directors with reports on its valuation activity.

We expect the primary methodology used to value properties will be the income approach, whereby value is derived by determining the present value of an asset’s stream of future cash flows (for example, discounted cash flow analysis). Consistent with industry practices, the income approach incorporates subjective judgments regarding comparable rental and operating expense data, the capitalization or discount rate, and projections of future rent and expenses based on appropriate evidence. Other methodologies that may also be used to value properties include sales comparisons and replacement cost approaches. Because the property valuations will involve significant professional judgment in the application of both observable and unobservable attributes, the calculated value of our real property assets may differ from their actual realizable value or future appraised value. Because the valuations performed by the Independent Valuation Firm involve subjective judgments and do not reflect transaction costs associated with property dispositions, our daily real estate portfolio valuation may not reflect the liquidation value or net realizable value of our properties.

Each individual appraisal report for our assets (discussed further below) will be addressed solely to our company to assist the Independent Valuation Firm in providing our daily real property portfolio valuation. Our Independent Valuation Firm’s valuation reports will not be addressed to the public and may not be relied upon by any other person to establish an estimated value of our common stock and will not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing its valuation reports, our Independent Valuation Firm will not solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of our company.

In conducting its investigation and analyses, our Independent Valuation Firm will take into account customary and accepted financial and commercial procedures and considerations as it deems relevant, which may include, without limitation, the review of documents, materials and information relevant to valuing the property that are provided by us or our Advisor. Although our Independent Valuation Firm may review information supplied or otherwise made available by us or our Advisor for reasonableness, it will assume and rely upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party and will not undertake any duty or responsibility to verify independently any of such information. With respect to operating or financial forecasts and other information and data to be provided to or otherwise to be reviewed by or discussed with our Independent Valuation Firm, our Independent Valuation Firm will assume that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, board of directors and Advisor, and will rely upon us to advise our Independent Valuation Firm promptly if any material information previously provided becomes inaccurate or was required to be updated during the period of its review.

In performing its analyses, our Independent Valuation Firm will make numerous other assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond its control and our control, as well as certain factual matters. For example, unless specifically informed to the contrary, our Independent Valuation Firm will assume that we have clear and marketable title to each real estate property valued, that no title defects exist, that improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shape are pending or being considered. Furthermore, our Independent Valuation Firm’s analysis, opinions and conclusions will necessarily be based upon market, economic, financial and other circumstances and conditions existing at or prior to the valuation, and any material change in such circumstances and conditions may affect our Independent Valuation Firm’s analysis and conclusions. Our Independent Valuation Firm’s appraisal reports may contain other assumptions, qualifications and limitations set forth in the respective appraisal reports that qualify the analysis, opinions and conclusions set forth therein.

The analyses to be performed by our Independent Valuation Firm will not address the market value of our common stock. Furthermore, the prices at which our real estate properties may actually be sold could differ from our Independent Valuation Firm’s analyses. Consequently, the analyses contained in our Independent Valuation Firm’s individual valuation reports should not be viewed as being determinative of the value of our common stock.

Property Appraisals

Periodic real property appraisals will serve as the foundation of the Independent Valuation Firm’s daily real property portfolio valuation. Prior to the commencement of this offering, we obtained appraisals on each of our consolidated properties for use in our initial NAV calculation. Each appraisal was obtained not more than one year prior to the commencement of this offering. We have now started to stagger appraisals such that each property within our consolidated real properties will be appraised approximately once every 12 calendar months, and in no event will more than 12 full calendar months pass between appraisals of each of our consolidated real properties. In order to provide a smooth and orderly appraisal process, we will seek to have approximately 1/12th of the portfolio appraised each month, although we may have more or less appraised in a month. The acquisition price of newly acquired properties will serve as our appraised value and thereafter will be part of the appraisal cycle described above such that they are appraised no more than 12 full calendar months after acquisition.

Appraisals will be performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practices, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation. Each appraisal must be reviewed, approved and signed by an individual with the professional designation of MAI (Member of the Appraisal Institute). The Independent Valuation Firm will be involved with the appraisal process, but we currently expect to engage other independent valuation firms (“Appraisal Firms”) to provide appraisals for our properties. Appraisal Firms will be chosen from a list of firms pre-approved by our board of directors, including a majority of our independent directors, based on their qualifications. The Independent Valuation Firm will confirm the reasonableness of the appraisal before reflecting any valuation change in its daily valuation of our real property portfolio. Real estate appraisals will be reported on a free-and-clear basis (for example no mortgage), irrespective of any property-level financing that may be in place. Such property-level financings ultimately are factored in and do reduce our NAV in a manner described in more detail below.

Portfolio Assets, Joint Ventures and Developments

Properties purchased or operated as a portfolio or held in a joint venture that acquires properties over time may be valued as a single asset, which may result in a different value than if they were valued as individual assets. Investments in joint ventures that hold properties will be valued by the Independent Valuation Firm in a manner that is consistent with the procedures described above and approved by our board of directors, including a majority of our independent directors, with the agreed approach taking into account the size of our investment in the joint venture, the assets owned by the joint venture, the terms of the joint venture including any promotional interests, minority discount and control, if applicable, and other relevant factors. Development assets, if any, will be valued at cost plus capital expenditures and will join the appraisal cycle upon the earlier of stabilization or 24 months from substantial completion.

Valuation of Real Estate-Related Assets

Real estate-related assets that we own or may acquire include, among other things, debt and equity interests backed principally by real estate, such as mortgage loans, participations in mortgage loans (i.e., A-Notes and B-Notes), mezzanine loans and publicly traded common and preferred stock of real estate companies. In general, the value of real estate-related assets will be determined in accordance with GAAP and adjusted upon the occurrence of a material event, or in the case of liquid securities, daily, as applicable, thereafter, according to the procedures specified below. Pursuant to our valuation procedures, our board of directors, including a majority of our independent directors, will approve the pricing sources of our real estate-related assets. In general, these sources will be third parties other than our Advisor. However, we may utilize the Advisor as a pricing source if the asset is immaterial or there are no other pricing sources reasonably available, and provided that our board of directors, including a majority of our independent directors, must approve the initial valuation performed by our Advisor and any subsequent material adjustments made by our Advisor. The third-party pricing source may, under certain circumstances, be our Independent Valuation Firm, subject to their acceptance of the additional engagement.

Mortgage Loans, Participations in Mortgage Loans and Mezzanine Loans

Individual investments in mortgages, mortgage participations and mezzanine loans will generally be included in our determination of NAV at an amount determined in accordance with GAAP and adjusted as necessary to reflect impairments.

Private Real Estate-Related Assets

Investments in privately placed debt instruments and securities of real estate-related operating businesses (other than joint ventures), such as real estate development or management companies, will be valued at cost and thereafter will be revalued as determined in good faith by the pricing source. In evaluating the value of our interests in certain commingled investment vehicles (such as private real estate funds), values periodically assigned to such interests by the respective issuers or broker-dealers may be relied upon.

Publicly Traded Real Estate-Related Assets

Publicly traded debt and equity real estate-related securities (such as REIT bonds) that are not restricted as to salability or transferability will be valued daily on the basis of publicly available information. Generally, to the extent the information is available, such securities will be valued at the last trade of such securities that was executed at or prior to closing on the valuation day or, in the absence of such trade, the last “bid” price. The value of publicly traded debt and equity real estate-related securities that are restricted as to salability or transferability may be adjusted by the pricing source for a liquidity discount. In determining the amount of such discount, consideration will be given to the nature and length of such restriction and the relative volatility of the market price of the security.

Valuation of Liquid Non-Real Estate-Related Assets

Liquid non-real estate-related assets include credit rated government and corporate debt securities, publicly traded equity securities and cash and cash equivalents. Liquid non-real estate-related assets will be valued daily on the basis of publicly available information.

Valuation of Real Estate-Related Liabilities

Our real estate-related liabilities consist of financing for our portfolio of assets. These liabilities will generally be included in our determination of NAV in accordance with GAAP, however if the loan amount exceeds the value of the underlying real property and the loan is otherwise a non-recourse loan, we will assume a value of zero for purposes of the real property and the loan in the determination of our NAV. Costs and expenses incurred to secure the financing will be amortized over the life of the applicable loan. Unless costs can be specifically identified, we will allocate the financing costs and expenses incurred with obtaining multiple loans that are not directly related to any single loan among the applicable loans, generally pro rata based on the amount of proceeds from each loan.

NAV and NAV per Share Calculation

We are offering to the public three classes of shares of our common stock, Class A shares, Class I shares and Class W shares. Our NAV will be calculated for each of these classes and our Class E shares after the end of each business day that the New York Stock Exchange is open for unrestricted trading by ALPS Fund Services Inc. (“ALPS” or the “NAV Accountant”), a third-party firm approved by our board of directors, including a majority of our independent directors. Our board of directors, including a majority of our independent directors, may replace ALPS with another party, including our Advisor, if it is deemed appropriate to do so.

At the end of each such trading day, before taking into consideration accrued dividends or class-specific expense accruals, any change in the Aggregate Fund NAV (whether an increase or decrease) will be allocated among each class of Fund Interest (i.e., our Class E shares, Class A shares, Class W shares and Class I shares, along with the Class E OP Units held by third parties) based on each class’s relative percentage of the previous Aggregate Fund NAV. Changes in the Aggregate Fund NAV will reflect factors including, but not limited to, unrealized/realized gains (losses) on the value of our real property portfolio, real estate-related assets and liabilities, and daily accruals for income and expenses (including accruals for performance based fees, if any, asset management, dealer manager and distribution fees) and distributions to investors.

Our most significant source of net income is property income. We will accrue estimated income and expenses on a daily basis based on annual budgets as adjusted from time to time to reflect changes in the business throughout the year. For the first month following a property acquisition, we will calculate and accrue portfolio income with respect to such property based on the performance of the property before the acquisition and the contractual arrangements in place at the time of the acquisition, as identified and reviewed through our due diligence and underwriting process in connection with the acquisition. For the purpose of calculating our NAV, all organization and offering costs will reduce NAV as part of our estimated income and expense accrual. On a periodic basis, our income and expense accruals will be adjusted based on information derived from actual operating results.

Our liabilities will be included as part of our NAV calculation generally based on GAAP. We expect that our liabilities will include, without limitation, property-level mortgages, accrued distributions, the fees payable to the Advisor and the Dealer Manager, accounts payable, accrued company-level operating expenses, any company or portfolio-level credit facilities and other liabilities.

Following the calculation and allocation of changes in the Aggregate Fund NAV as described above, NAV for each class will be adjusted for accrued dividends, the distribution fee and the dealer manager fee, to determine the current day’s NAV. Selling commissions, which are paid by purchasers of Class A shares in the primary offering at the time of purchase in addition to the NAV per Class A share, will have no effect on the NAV of any class.

NAV per share for each class is calculated by dividing such class’s NAV at the end of each trading day by the number of shares outstanding for that class on such day.

NAV of our Operating Partnership and OP Units

Because certain fees to the Advisor are based on our Aggregate Fund NAV (i.e., the aggregate NAV of our Class E shares, Class A shares, Class W shares and Class I shares, along with the Class E OP Units held by third parties), our valuation procedures include the following methodology to determine the daily NAV of our Operating Partnership and the OP Units. Our Operating Partnership has four classes of OP Units (Class E, Class A, Class W and Class I) that are each economically equivalent to our corresponding classes of shares (Class E, Class A, Class W and Class I). Accordingly, on each business day, the NAV per Class E OP Unit will equal the NAV per Class E share, the NAV per Class A OP Unit will equal the NAV per Class A share, the NAV per Class W OP Unit will equal the NAV per Class W share and the NAV per Class I OP Unit will equal the NAV per Class I share. The NAV of our Operating Partnership on each business day will equal the sum of the NAVs of each outstanding OP Unit on such business day.

Oversight by our Board of Directors

All parties engaged by us in the calculation of our NAV, including the Advisor, will be subject to the oversight of our board of directors. As part of this process, our Advisor will review the estimates of the values of our real property portfolio and real estate-related assets for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions, and inform our board of directors of its conclusions. Although our Independent Valuation Firm or other pricing sources may consider any comments received from us or our Advisor to their individual valuations, the final estimated values of our real property portfolio and real estate-related assets will be determined by the Independent Valuation Firm or other pricing source.

Our Independent Valuation Firm will be available to meet with our board of directors to review valuation information, as well as our valuation guidelines and the operation and results of the valuation process generally. Our board of directors will have the right to engage additional valuation firms and pricing sources to review the valuation process or valuations, if deemed appropriate.

Review of and Changes to Our Valuation Procedures

At least once each year our board of directors, including a majority of our independent directors, will review the appropriateness of our valuation procedures. With respect to the valuation of our properties, the Independent Valuation Firm will provide the board of directors with periodic valuation reports. From time to time our board of directors, including a majority of our independent directors, may adopt changes to the valuation procedures if it (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or (2) otherwise reasonably believes a change is appropriate for the determination of NAV. We will publicly announce material changes to our valuation procedures or the identity or role of the Independent Valuation Firm.

Limitations on the Calculation of NAV

The overarching principle of our NAV calculation procedures is to produce an NAV that represents a fair and accurate estimate of the value of our assets or the price that would be received for our assets in an arm’s-length transaction between market participants, less our liabilities. However, the largest component of our NAV consists of real property investments and, as with any real estate valuation protocol, each property valuation will be based on a number of judgments, assumptions or opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in a different estimate of the value of our real property investments. Although the methodologies contained in the valuation procedures will be designed to operate reliably within a wide variety of circumstances, it is possible that in certain unanticipated situations or after the occurrence of certain extraordinary events (such as a terrorist attack or an act of nature), our ability to implement and coordinate our NAV procedures may be impaired or delayed, including in circumstances where there is a delay in accessing or receiving information from vendors or other reporting agents. Our board of directors may suspend this offering and the redemption program if it determines that the calculation of NAV may be materially incorrect or there is a condition that restricts the valuation of a material portion of our assets.

Our Current and Historical NAV Calculations

The following table sets forth the components of NAV for the Company as of December 31, 2012 and September 30, 2012 (amounts in thousands except per share information). As used below, “Fund Interests” means our Class E shares, Class A shares, Class W shares, and Class I shares, along with the Class E OP Units held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

	NAV Figures as of December 31, 2012 (1)	NAV Figures as of September 30, 2012 (1)
Real properties	$2,734,825	$2,714,295
Debt related investments	187,321	206,527
Cash and other assets, net of other liabilities	6,447	7,808
Debt obligations	(1,620,482)	(1,623,540)
Outside investor’s interests	(18,740)	(18,782)

Aggregate fund NAV	$1,289,371	$1,286,308
Total fund interests outstanding	192,303	193,709
NAV per fund interest	$6.70	$6.64

(1)

When the fair value of our real estate assets is calculated for the purposes of determining our NAV per share, the calculation is done using the fair value methodologies detailed within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”). However, our valuation procedures and our NAV are not subject to accounting principles generally accepted in the United States (“GAAP”) and will not be subject to independent audit. In the determination of our NAV, the value of certain of our assets and liabilities are generally determined based on their carrying amounts under GAAP; however, those principles are generally based upon historic cost and therefore may not be determined in accordance with ASC Topic 820. Readers should refer to our audited financial statements for our net book value determined in accordance with GAAP from which one can derive our net book value per share by dividing our stockholders’ equity by shares of our common stock outstanding as of the date of measurement.

Our valuation policies, which address specifically each category of our assets and liabilities and are applied separately from the preparation of our financial statements in accordance with GAAP, involve adjustments from historical cost. There are certain factors which cause NAV to be different from net book value on a GAAP basis. Most significantly, the valuation of our real estate assets, which is the largest component of our NAV calculation, will be provided to us by the Independent Valuation Firm on a daily basis. For GAAP purposes, these assets are generally recorded at depreciated or amortized cost. Other examples that will cause our NAV to differ from our GAAP net book value, include the straight-lining of rent, which results in a receivable for GAAP purposes that is not included in the determination of our NAV, and, for purposes of determining our NAV, the assumption of a value of zero in certain instances where the balance of a loan exceeds the value of the underlying real estate properties, where GAAP net book value would reflect a negative equity value for such real estate properties, even if such loans are non-recourse. Third party appraisers may value our individual real estate assets using appraisal standards that deviate from market value standards under GAAP. The use of such appraisal standards may cause our NAV to deviate from GAAP fair value principles. We did not develop our valuation policies and procedures with the intention of complying with fair value concepts under GAAP and, therefore, there could be differences between our fair values and the fair values derived from the principal market or most advantageous market concepts of establishing fair value under GAAP.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on your ability to redeem shares under our share redemption programs and our ability to suspend or terminate our share redemption programs at any time. Our NAV does not consider exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Please note that our NAV is not a representation, warranty or guarantee that: (1) we would fully realize our NAV upon a sale of our assets; (2) shares of our common stock would trade at our per share NAV on a national securities exchange; or (3) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

As of December 31, 2012, our net tangible book value per share (for each of our four classes of common stock) was $4.61, which is net of intangible lease assets and liabilities of $0.49 per share and accumulated depreciation of $2.51 per share. Our net tangible book value per share is a rough approximation of value calculated as total book value of our assets (exclusive of certain intangible items which include our net lease intangibles (both assets and liabilities), deferred financing costs and deferred lease revenues) minus total liabilities, divided by the total number of shares of common stock outstanding. It assumes that the value of real estate assets diminishes predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our net asset value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the Company. For example, if our assets have appreciated in value since acquisition, or depreciated in a manner that is different than GAAP straight-line depreciation, our net tangible book value would not reflect this.

The December 31, 2012 valuation for our real properties was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. The valuation of $2.73 billion compares to a GAAP basis of real properties (before accumulated amortization and depreciation) of $2.69 billion, representing an increase of approximately $39.9 million or 1.5%. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted averages by property type.

	Retail	Office	Industrial	Weighted Average Basis
Exit capitalization rate	6.84%	7.20%	7.36%	7.13%
Discount rate / internal rate of return (“IRR”)	7.28%	7.88%	8.13%	7.76%
Annual market rent growth rate	2.98%	3.00%	3.00%	3.00%
Average holding period	10.0	10.2	10.2	10.2

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, an increase in the weighted-average annual discount rate/IRR and the exit capitalization rate of 0.25% would reduce the value of our real properties by approximately 1.98% and 2.09%, respectively.

The following table sets forth the quarterly changes to the components of NAV for the Company and the reconciliation of NAV changes for each class of shares (amounts in thousands, except per share information):

	Total	Class E Common Stock	Class E OP Units	Class A		Class W		Class I
NAV as of September 30, 2012	$1,286,308	$1,185,792	$100,270	$82		$82		$82
Fund level changes to NAV
Realized/unrealized gains (losses) on net assets	7,197	6,668	529		*		*		*
Income accrual	26,027	24,087	1,934	2		2		2
Net dividend accrual	(16,976)	(15,714)	(1,259)	(1)		(1)		(1)
Asset management and advisory fee	(3,730)	(3,453)	(277)		*		*		*
Performance based fee	—	—	—	—		—		—
Class Specific Changes to NAV
Dealer Manager fee	—	—	—		*		*		*
Distribution fee	—	—	—		*	—		—

NAV as of December 31, 2012 before share sale/redemption activity	$1,298,826	$1,197,380	$101,197	$83		$83		$83
Share sale/redemption activity
Shares sold	8,052	8,052	—	—		—		—
Shares redeemed	(17,507)	(11,351)	(6,155)	—		—		—

NAV as of December 31, 2012	$1,289,371	$1,194,081	$95,041	$83		$83		$83

Shares outstanding as of September 30, 2012	193,709	178,572	15,101	12		12		12
Shares sold	1,212	1,212	—	—		—		—
Shares redeemed	(2,618)	(1,693)	(925)	—		—		—

Shares outstanding as of December 31, 2012	192,303	178,091	14,176	12		12		12
NAV per share as of September 30, 2012	$6.64	$6.64	$6.64	$6.64		$6.64		$6.64
Change in NAV per share	0.06	0.06	0.06	0.06		0.06		0.06

NAV per share as of December 31, 2012	$6.70	$6.70	$6.70	$6.70		$6.70		$6.70

*	Includes an immaterial amount less than $500.

Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from January 1 through April 30, 2013:

Date	NAV per Share
	Class E	Class A	Class W	Class I
January 2, 2013	$6.71	$6.71	$6.71	$6.71
January 3, 2013	$6.71	$6.71	$6.71	$6.71
January 4, 2013	$6.71	$6.71	$6.71	$6.71
January 7, 2013	$6.71	$6.71	$6.71	$6.71
January 8, 2013	$6.71	$6.71	$6.71	$6.71
January 9, 2013	$6.71	$6.71	$6.71	$6.71
January 10, 2013	$6.71	$6.71	$6.71	$6.71
January 11, 2013	$6.71	$6.71	$6.71	$6.71
January 14, 2013	$6.71	$6.71	$6.71	$6.71
January 15, 2013	$6.71	$6.71	$6.71	$6.71
January 16, 2013	$6.71	$6.71	$6.71	$6.71
January 17, 2013	$6.71	$6.71	$6.71	$6.71
January 18, 2013	$6.71	$6.71	$6.71	$6.71
January 22, 2013	$6.71	$6.71	$6.71	$6.71

January 23, 2013	$6.71	$6.71	$6.71	$6.71
January 24, 2013	$6.71	$6.71	$6.71	$6.71
January 25, 2013	$6.71	$6.71	$6.71	$6.71
January 28, 2013	$6.71	$6.71	$6.71	$6.71
January 29, 2013	$6.71	$6.71	$6.71	$6.71
January 30, 2013	$6.71	$6.71	$6.71	$6.71
January 31, 2013	$6.71	$6.71	$6.71	$6.71

February 1, 2013	$6.71	$6.71	$6.71	$6.71
February 4, 2013	$6.72	$6.72	$6.72	$6.72
February 5, 2013	$6.72	$6.72	$6.72	$6.72
February 6, 2013	$6.72	$6.72	$6.72	$6.72
February 7, 2013	$6.72	$6.72	$6.72	$6.72
February 8, 2013	$6.72	$6.72	$6.72	$6.72
February 11, 2013	$6.72	$6.72	$6.72	$6.72
February 12, 2013	$6.74	$6.74	$6.74	$6.74
February 13, 2013	$6.74	$6.74	$6.74	$6.74
February 14, 2013	$6.74	$6.74	$6.74	$6.74
February 15, 2013	$6.74	$6.74	$6.74	$6.74
February 19, 2013	$6.74	$6.74	$6.74	$6.74
February 20, 2013	$6.74	$6.74	$6.74	$6.74
February 21, 2013	$6.74	$6.74	$6.74	$6.74
February 22, 2013	$6.74	$6.74	$6.74	$6.74
February 25, 2013	$6.74	$6.74	$6.74	$6.74
February 26, 2013	$6.74	$6.74	$6.74	$6.74
February 27, 2013	$6.74	$6.74	$6.74	$6.74
February 28, 2013	$6.74	$6.74	$6.74	$6.74

March 1, 2013	$6.74	$6.74	$6.74	$6.74
March 4, 2013	$6.75	$6.75	$6.75	$6.75
March 5, 2013	$6.75	$6.75	$6.75	$6.75
March 6, 2013	$6.75	$6.75	$6.75	$6.75
March 7, 2013	$6.75	$6.75	$6.75	$6.75
March 8, 2013	$6.75	$6.75	$6.75	$6.75
March 11, 2013	$6.75	$6.75	$6.75	$6.75
March 12, 2013	$6.75	$6.75	$6.75	$6.75
March 13, 2013	$6.75	$6.75	$6.75	$6.75
March 14, 2013	$6.75	$6.75	$6.75	$6.75
March 15, 2013	$6.75	$6.75	$6.75	$6.75
March 18, 2013	$6.75	$6.75	$6.75	$6.75
March 19, 2013	$6.75	$6.75	$6.75	$6.75
March 20, 2013	$6.75	$6.75	$6.75	$6.75
March 21, 2013	$6.75	$6.75	$6.75	$6.75
March 22, 2013	$6.77	$6.77	$6.77	$6.77
March 25, 2013	$6.77	$6.77	$6.77	$6.77
March 26, 2013	$6.77	$6.77	$6.77	$6.77
March 27, 2013	$6.79	$6.79	$6.79	$6.79
March 28, 2013	$6.79	$6.79	$6.79	$6.79

April 1, 2013	$6.79	$6.79	$6.79	$6.79
April 2, 2013	$6.79	$6.79	$6.79	$6.79
April 3, 2013	$6.79	$6.79	$6.79	$6.79
April 4, 2013	$6.78	$6.78	$6.78	$6.78
April 5, 2013	$6.78	$6.78	$6.78	$6.78
April 8, 2013	$6.78	$6.78	$6.78	$6.78
April 9, 2013	$6.78	$6.78	$6.78	$6.78
April 10, 2013	$6.78	$6.78	$6.78	$6.78
April 11, 2013	$6.78	$6.78	$6.78	$6.78
April 12, 2013	$6.76	$6.76	$6.76	$6.76
April 15, 2013	$6.76	$6.76	$6.76	$6.76
April 16, 2013	$6.76	$6.76	$6.76	$6.76
April 17, 2013	$6.76	$6.76	$6.76	$6.76
April 18, 2013	$6.76	$6.76	$6.76	$6.76
April 19, 2013	$6.76	$6.76	$6.76	$6.76
April 22, 2013	$6.76	$6.76	$6.76	$6.76
April 23, 2013	$6.77	$6.77	$6.77	$6.77
April 24, 2013	$6.77	$6.77	$6.77	$6.77
April 25, 2013	$6.77	$6.77	$6.77	$6.77
April 26, 2013	$6.77	$6.77	$6.77	$6.77
April 29, 2013	$6.77	$6.77	$6.77	$6.77
April 30, 2013	$6.76	$6.76	$6.76	$6.76

On any day, our share sales and redemptions are made based on the day’s applicable per share NAV carried out to four decimal places. On each business day, our NAV per share for each class is (1) posted on our website, www.dividendcapitaldiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352.

COMPENSATION TO OUR ADVISOR AND ITS AFFILIATES IN 2012

The table below provides information regarding fees and expenses paid or payable to our Advisor, our Dealer Manager, and their affiliates in connection with their services provided to us. The table includes amounts incurred and payable for the year ended December 31, 2012 (amounts in thousands).

	Incurred For the Year Ended December 31, 2012	Payable as of December 31, 2012
Acquisition fees (1)	$1,534	$—
Asset management and advisory fees (2)	17,659	1,260
Development management fee (3)	133	—
Dealer manager fees (4)	*	—
Other reimbursements (5)(6)	3,289	86
Asset management fees related to the disposition of real properties	101	—

Total	$22,716	$1,346

(1)	Comprise fees earned by the Advisor prior to the effectiveness of the Advisory Agreement on July 12, 2012.
(2)	$7.1 million of the fees earned by the Advisor during the year ended December 31, 2012 were earned after the effectiveness of the Advisory Agreement on July 12, 2012.

(3)	Comprise fees earned by the Advisor after the effectiveness of the Advisory Agreement on July 12, 2012.
(4)	An immaterial amount (less than $500) of dealer manager fees were recorded to deferred selling costs for the year ended December 31, 2012.
(5)	Includes approximately $721,000 in offering related expenses comprising approximately $250,000 of costs incurred by our Dealer Manager and approximately $471,000 of costs incurred by our Advisor. We record offering related expenses to deferred selling costs in our balance sheet as of December 31, 2012.
(6)	Includes $37,500 to reimburse for a portion of the salary and benefits for our former principal executive officer, Guy M. Arnold, and $320,000 to reimburse for a portion of the salary and benefits for our principal financial officer, M. Kirk Scott.

Acquisition Fees

Prior to entering into the Eighth Amended and Restated Advisory Agreement with our Advisor on July 12, 2012, pursuant to the previous advisory agreement in effect, we paid certain acquisition fees to our Advisor. For each real property acquired in the operating stage, the acquisition fee was an amount equal to 1.0% of our proportional interest in the purchase price of the property. For each real property acquired prior to or during the development or construction stage, the acquisition fee was an amount not to exceed 4.0% of the total project cost (which was the amount actually paid or allocated to the purchase, development, construction, or improvement of a property exclusive of acquisition fees and acquisition expenses). Our Advisor also was entitled to receive an acquisition fee of 1.0% of the principal amount in connection with the origination or acquisition of any type of debt investment including, but not limited to, the origination of mortgage loans, B-notes, mezzanine debt, participating debt (including with equity-like features), non-traded preferred securities, convertible debt, hybrid instruments, equity instruments, and other related investments. However, to the extent that such debt investments were originated or acquired pursuant to our agreement with our Debt Advisor, (defined below) such acquisitions fees may have differed. See the section below titled “The Debt Advisor” for further discussion of these fees. Subsequent to entering into the Eighth Amended and Restated Advisory Agreement with our Advisor on July 12, 2012, we no longer pay acquisition fees to our Advisor.

Asset Management Fees

Prior to entering into the Eighth Amended and Restated Advisory Agreement with our Advisor on July 12, 2012, pursuant to the previous advisory agreement in effect, we paid certain asset management fees to our Advisor in connection with the asset and portfolio management of real property, debt related investments, and real estate securities. Our Advisor’s asset management fee was payable as follows:

For Direct Real Properties (as defined below), the asset management fee consisted of (i) a monthly fee of one-twelfth of 0.50% of the aggregate cost (before noncash reserves and depreciation) of Direct Real Properties and (ii) a monthly fee of 6.00% of the aggregate monthly net operating income derived from all Direct Real Properties provided; however, that the aggregate monthly fee to be paid to our Advisor pursuant to these sub clauses (i) and (ii) in aggregate would not exceed one-twelfth of 0.75% of the aggregate cost (before noncash reserves and depreciation) of all Direct Real Properties.

For Product Specialist Real Properties (as defined below), the asset management fee consisted of (i) a monthly fee of one-twelfth of 0.50% of the aggregate cost (before noncash reserves and depreciation) of Product Specialist Real Properties and (ii) a monthly fee of 6.00% of the aggregate monthly net operating income derived from all Product Specialist Real Properties.

“Direct Real Properties”: shall mean those real properties acquired directly by us without the advice or participation of a product specialist engaged by our Advisor.

“Product Specialist Real Properties”: shall mean those real properties acquired by us pursuant to the advice or participation of a product specialist engaged by our Advisor pursuant to a contractual arrangement.

In addition, the asset management fee for all real property assets included a fee of 1.00% of the sales price of individual real property assets upon disposition.

For debt related investments, other than Debt Advisor (defined below) debt related investments, and securities investments, the asset management fee consisted of a monthly fee equal to one-twelfth of 1.00% of (i) the amount invested in the case of our debt related assets within our portfolio and (ii) the aggregate value, determined at least quarterly, of our real estate-related securities.

We also agreed to pay our Advisor certain acquisition and asset management fees that differed from the fee structure discussed above to facilitate the acquisition and management of certain debt investments that we acquired pursuant to a product specialist agreement that our Advisor entered into with the Debt Advisor (defined below). See the section below entitled “The Debt Advisor” for additional details of this agreement and the corresponding fee structure. As of July 12, 2012, we are no longer subject to this fee structure.

Product Specialists

In addition to utilizing its own management team, our Advisor has formed strategic alliances with recognized leaders in the real estate and investment management industries. These alliances are intended to allow our Advisor to leverage the organizational infrastructure of experienced real estate developers, operators and investment managers and to potentially give us access to a greater number of real property, debt related and real estate securities investment opportunities. The use of product specialists or other service providers does not eliminate or reduce our Advisor’s fiduciary duty to us. Our Advisor retains ultimate responsibility for the performance of all of the matters entrusted to it under the Advisory Agreement.

Our Advisor’s product specialists are and will be compensated through a combination of (i) reallowance of acquisition, disposition, asset management, and/or other fees paid by us to our Advisor and (ii) potential profit participation in connection with specific portfolio asset(s) identified by them and invested in by us. We may enter into joint ventures or other arrangements with affiliates of our Advisor to acquire, develop, and/or manage real properties. As of December 31, 2012, our Advisor had entered into a product specialist arrangement with BCG TRT Advisors LLC, as discussed below in more detail. Our Advisor had previously entered into joint venture and/or product specialist arrangements with three additional affiliates (Dividend Capital Investments LLC, Hudson River Partners Real Estate Investment Management L.P., and FundCore LLC), as discussed below in more detail. The agreements with these three affiliates were terminated prior to December 31, 2012.

BCG TRT Advisors LLC

During the year ended December 31, 2012, our Advisor entered into a product specialist agreement with BCG TRT Advisors LLC (“BCG”), in connection with advisory services related to our investments in real estate securities assets. Pursuant to this agreement, a portion of the asset management fee that our Advisor receives from us related to real estate securities investments is reallowed to BCG in exchange for services provided. A nominal amount of fees were incurred related to services provided by BCG during the year ended December 31, 2012.

Dividend Capital Investments LLC

On June 12, 2006, our Advisor entered into a product specialist agreement with Dividend Capital Investments LLC (“DCI”), in connection with investment management services related to our investments in real estate securities assets. Pursuant to this agreement, a portion of the asset management fee that our Advisor receives from us related to real estate securities investments is reallowed to DCI in exchange for services provided. A nominal amount of fees were incurred related to services provided by DCI during the year ended December 31, 2012. The agreement with DCI was terminated upon entering into the product specialist agreement with BCG during 2012.

The Debt Advisor

In August 2009, our Advisor entered into a product specialist agreement (the “Debt Advisor PSA”) with FundCore Finance Group LLC (the “Debt Advisor”), an entity formed by affiliates of Hudson River Partners Real Estate Investment Management L.P. (“HRP”) and certain affiliates of our Advisor. Pursuant to the Debt Advisor PSA, the Debt Advisor has the right to perform acquisition and asset management services with respect to up to $130 million (plus any available leverage) of certain debt investments to be made by us. On August 5, 2009, our Advisor also entered into another product specialist agreement (the “HRP PSA”) with HRP. Pursuant to the HRP PSA, HRP has the right to perform the acquisition and asset management services with respect to up to $20 million (plus any available leverage) of certain debt investments to be made by us.

The fees payable to the Advisor and its affiliates related to the acquisition and management of debt investments prior to the effectiveness of the offering were replaced by the advisory fees as stated in the Eighth Amended and Restated Advisory Agreement, as discussed above. Accordingly, the Debt Advisor and HRP PSA agreements were terminated on July 12, 2012, in connection with the effectiveness of the offering.

The following is a summary of fees that were paid to our Advisor and its affiliates related to the acquisition and management of such debt investments prior to entering into the Eighth Amended and Restated Advisory Agreement in connection with the effectiveness of the offering on July 12, 2012.

Debt Investment Advisory Fees

For debt investments acquired pursuant to the Debt Advisor PSA discussed above, our Advisor received an acquisition fee equal to the sum of:

(i)	1.0% of the relevant debt investment amount,

(ii)	any origination or similar fees paid by the applicable borrower at the time the debt investment is made (not to exceed 1.50% of the net debt investment amount), and

(iii)	an amount equal to the discounted present value (using a discount rate of 15%) of 1.0% per annum of the net debt investment amount (taking into account any anticipated principal amortization) for a period of time equal to the lesser of the term of the debt investment (excluding extension option years) or four years (collectively referred to as the “Initial Term”). This fee was reduced by the amount payable by borrowers pursuant to clause (ii) above.

The total acquisition fee and acquisition expenses would not exceed 6.0% of the net debt investment amount. The acquisition fee was payable on the closing date of the relevant debt investment and was reallowed in full by our Advisor to the Debt Advisor pursuant to the Debt Advisor PSA.

Debt Investment Asset Management Fees

For debt investments acquired pursuant to the Debt Advisor PSA discussed above, our Advisor received asset management fees pursuant to the following:

(i)	during the first 12 months after the closing of the respective debt investment, our Advisor received a monthly asset management fee consisting of one-twelfth of the total amount, if any, by which the sum of the total acquisition fees and expenses exceeded 6.0% of the relevant net debt investment amount;

(ii)	during the balance of the Initial Term, zero; and

(iii)	during any period following the Initial Term during which the relevant debt investment was outstanding, the asset management fee consisted of a monthly fee of one-twelfth of 1.0% of the net debt investment amount.

During the year ended December 31, 2012, we acquired one debt related investment pursuant to our arrangement with the Debt Advisor with an investment amount of approximately $22.5 million and paid an acquisition fee of approximately $619,000 to our Advisor, which was fully reallowed to FundCore LLC.

We did not pay HRP any fees in connection with services it rendered to us in obtaining financing for our acquisitions during the year ended December 31, 2012.

EXPERTS

The consolidated financial statements and related financial statement schedule of Dividend Capital Diversified Property Fund Inc. as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, have been incorporated by reference herein and in the registration statement, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The statement of revenues and certain expenses for the year ended December 31, 2009 for the National Office and Industrial Portfolio has been audited by Ehrhardt Keefe Steiner & Hottman LLLP, an independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference, and is incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The statements included in this Supplement under the captions “Net Asset Value Calculation and Valuation Procedures—Independent Valuation Firm” and “Net Asset Value Calculation and Valuation Procedures—Real Property Portfolio Valuation,” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions provided under the caption “Net Asset Value Calculation and Valuation Procedures—Our Current and Historical NAV Calculations,” have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

In this prospectus, we “incorporate by reference” certain information we filed with the Commission, which means that we may disclose important information to you by referring you to other documents that we have previously filed with the Commission. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

•

our Annual Report on Form 10-K for the year ended December 31, 2012 filed on March 19, 2013, including the information specifically incorporated by reference into our Form 10-K from our definitive proxy statement for our 2013 Annual Meeting of Stockholders;

•	Amendment No. 1 to our Annual Report on Form 10-K/A filed with the SEC on March 22, 2013;

•	our Preliminary Proxy Statement on Schedule 14A filed with the SEC on April 10, 2013;

•	our Current Report on Form 8-K, filed on January 3, 2013;

•	our Current Report on Form 8-K, filed on February 1, 2013;

•	our Current Report on Form 8-K, filed on March 1, 2013;

•	our Current Report on Form 8-K, filed on March 25, 2013;

•	our Current Report on Form 8-K, filed on April 1, 2013; and

•	our Current Report on Form 8-K/A, filed on September 9, 2010.

The information relating to us contained in this prospectus should be read together with the information in the documents incorporated by reference.

You can obtain any of the documents incorporated by reference in this document from us, or the from the Commission through the Commission’s website at the address www.sec.gov. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document, at no cost, by requesting them in writing or by telephone from us at the following address or telephone number or at our website at www.dividendcapitaldiversified.com:

Dividend Capital Diversified Property Fund Inc.

Investor Relations

518 17th Street, Suite 1700

Denver, Colorado 80202

Telephone: (303) 228-2200